                                                  Registration No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           CommerceFirst Bancorp, Inc.
             (Exact name of registrant as specified in its charter)

                           CommerceFirst Bancorp, Inc.
                                1804 West Street
                            Annapolis, Maryland 21401
                                  410-280-6695
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              Maryland                                     52-2180744
     (State or other jurisdiction of                   (I.R.S. Employer
      incorporation or organization)                   Identification No.)

                                Richard J. Morgan
                      President and Chief Executive Officer
                           CommerceFirst Bancorp, Inc.
                                1804 West Street
                            Annapolis, Maryland 21401
                                  410-280-6695
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

    Noel M. Gruber, Esquire                      Wayne A. Whitham, Jr. Esquire
    David H. Baris, Esquire                       John M. Oakey, III, Esquire
    Kennedy & Baris, L.L.P.                     Williams Mullen Clark & Dobbins
4701 Sangamore Road, Suite P-15                         Two James Center
   Bethesda, Maryland 20816                          1021 East Cary Street
                                                    Richmond, Virginia 23218

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.                                             |_|

If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item
11(a)(1) of this form, check the following box.                            |_|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                 |_| ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                        |_| ____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                        |_| ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                            |_|


                                          CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                    Proposed Maximum        Proposed Maximum           Amount of
   Title of Each Class of       Amount to be       Offering Price Per      Aggregate Offering      Registration Fee
Securities to be Registered      Registered               Unit                    Price                   (2)
----------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value       805,000               $11.50                $9,257,500              $1,089.61
======================================================================================================================

(1) These shares, less any shares sold by the registrant in its rights offering of 175,000 shares of common stock to shareholders of record as of the record date who choose to exercise their right to purchase one new share for each 4.69 owned as of the record date, will be offered and sold to the public immediately following the rights offering.
(2)   Registration fee, calculated in accordance with Rule 457(a).


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

           Subject to Completion -             , 2004

PRELIMINARY PROSPECTUS

                                 700,000 Shares

                     [CommerceFirst Bank, Inc. logo omitted]

                                  Common Stock

         CommerceFirst Bancorp, Inc. is a bank holding company that owns all of the capital stock of CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland. CommerceFirst Bank commenced operations in June 2000, and in September 2004 opened a branch in Lanham, Maryland, located near the intersection of I-495, the Washington D.C. beltway, and Route 50, the main artery between Annapolis and Washington D.C.

         We are offering 700,000 shares of our common stock in a best efforts public offering. Of the 700,000 shares of common stock we are offering, 175,000 shares are being offered in a rights offering to our shareholders of record on December 9, 2004 at $10.50 per share, on the basis of one share for every 4.69 shares owned on that date. Any of the 175,000 shares that are being offered in the rights offering that are not subscribed for, plus an additional 525,000 shares, are being offered to the public. We reserve the right to increase the total number of shares being offered in the public offering by up to 105,000. We currently estimate that the public offering price will be between $10.50 and $11.50 per share, although it could be higher or lower. Neither the rights offering nor the public offering is subject to the occurrence of any event, including the completion of the other offering, or the sale of any minimum number or dollar amount of shares.

         Our common stock currently trades on the OTC Bulletin Board market under the symbol "CMFB". We intend to apply to have our common stock qualified for listing on the NASDAQ SmallCap Market under the symbol "CMFB" and to have that listing effective immediately after the closing of the offerings. However, we cannot assure you that the listing will be approved, or that an active trading market for our common stock will develop or be sustained after the offerings. Through December 13, 2004, the last sale of our common stock reported on the OTC Bulletin Board occurred on December 1, 2004 at a price of $11.42 per share.
                              --------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         SHARES OF OUR COMMON STOCK ARE NOT DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.
                              --------------------

                                  UNDERWRITING     PROCEEDS TO US
                OFFERING PRICE     COMMISSIONS           (2)
-------------- ----------------- ---------------- ------------------
Per Share             $                 $                 $
Total (1)             $                 $                 $
-------------- ----------------- ---------------- ------------------

(1) Assumes the sale of all 700,000 shares being offered. In our offering of 175,000 shares of common stock to shareholders of record on December 9,
     2004, we sold         shares at $10.50 per share. We have also paid a
     financial advisory fee of $ to the underwriter . See "Underwriting" at
     page   .
(2) Before deducting expenses of the offerings payable by us estimated at approximately $175,000. See "Use of Proceeds."

         The shares are being offered through McKinnon & Company, Inc., as underwriter on a best efforts basis, and subject to prior sale and certain other conditions, including the right to reject any order in whole or in part. Because the offering is on a best efforts basis, the underwriter is not required to sell any specific number or dollar amount of shares, and is not obligated to purchase any shares if they are not sold to the public. This offering will close on or
about           , 2005, and is not subject to the sale of any minimum number of shares. Funds received by the underwriter will be deposited at, and held by, an independent escrow agent in a noninterest bearing account. We expect that
delivery of the shares sold in this offering will be made on or about         ,
2005.

                            MCKINNON & COMPANY, INC.


                 The date of this prospectus is          , 2005

                          [MAP OF MARKET AREA OMITTED]

                                     SUMMARY

         This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. The summary does not contain all the information that you should consider before investing in our common stock. You should read this summary together with the entire prospectus. Except as otherwise indicated by the context, references in this prospectus to "we," "our" or "us" are to the combined business of CommerceFirst Bancorp, Inc. and its wholly owned subsidiary, CommerceFirst Bank.

COMMERCEFIRST BANCORP

         CommerceFirst Bancorp, Inc. is a bank holding company headquartered in Annapolis, Maryland. CommerceFirst Bank, our wholly owned subsidiary, opened June 29, 2000. Six of our directors, including our Chairman, Vice-Chairman and Chief Financial Officer, formerly were directors and/or officers of Commerce Bank in College Park, Maryland, which opened in 1989 and sold to MainStreet Financial Corporation in 1997. MainStreet was subsequently acquired by BB&T Corporation. Richard Morgan, our President and Chief Executive Officer, was the President and Chief Executive Officer of Annapolis National Bank (now BankAnnapolis and Annapolis Bancorp) from 1990 through 1997. In the first quarter of 2004 we hired George Kapusta, the former President and Chief Executive Officer of Commerce Bank and a banker with over 30 years of experience in the Prince George's County market, as Senior Vice President. In order to support Mr. Kapusta's efforts in the Prince George's County market, in September 2004 we opened a branch office in Lanham, Maryland. Lanham is located near College Park and at the intersection of Route 50, the main artery between Annapolis and Washington, D.C., and I-495, the Washington, D.C. beltway. See "Management" at page .

         At September 30, 2004 we had assets of $61.4 million, net loans of $43.8 million, deposits of $51.4 million and stockholder's equity of $6.7 million. Our book value per share at September 30, 2004 was $8.11. For the nine months ended September 30, 2004 we reported net income of $956 thousand as compared to net income of $101 thousand for the nine months ended September 30, 2003. For the three months ended September 30, 2004 we reported net income of $758 thousand, as compared to net income of $62 thousand for the three months ended September 30, 2003. At September 30, 2004, in compliance with SFAS No. 109, "Accounting for Income Taxes", we eliminated the valuation allowance for the deferred tax asset and recognized $945 thousand in income tax benefits in income during the quarter. This third quarter increase in income was partially offset by a provision for credit losses of $410 thousand for the quarter, including a provision of $350 thousand related to one borrower. In future periods we will recognize income tax expense based upon earnings in each period. Exclusive of the tax benefit of $945 thousand related to the recognition of the deferred tax benefit, we had net income of $11 thousand for the nine months ended September 30, 2004 as compared to net income of $101 thousand for the nine months ended September 30, 2003. See "Selected Consolidated Financial Data" at page and "Management's Discussion and Analysis - Results of Operations" at page
..

         We compete with both small community banks as well as much larger banks that operate extensive branch banking networks. We strive to be the local bank of choice for small and medium-sized businesses in our market area, which we believe are largely being overlooked or underserved by both groups. We are distinguishable from our competitors because the local community banks tend to focus on retail deposit customers while the larger banks compete primarily by making much larger commercial loans and offering more extensive banking and financial services than do community banks.

         Our primary market area is within the triangle of Annapolis, Washington, D.C. and the Baltimore/Washington International Airport, including Anne Arundel and Prince George's counties. This is one of the most dynamic regions in the United States, particularly for small businesses.

         Our growth and expansion are the result of adherence to a strategy that was created by our founders, who include seasoned banking professionals familiar and experienced with economic development in our market area. Based on our business plan, we have established a commercial banking organization which:

         o offers our customers the best attributes of a community bank, providing personalized and responsive service and professional delivery of core commercial banking services, which we believe is attractive to small and middle market commercial customers that are often overlooked or underserved by larger banks;

         o adheres to stringent credit underwriting standards and hands-on management in order to maintain the quality of our earning assets, which is important to achieving further controlled growth and profitability;

         o has built a systems and operational infrastructure that will support the expansion of our banking franchise without significant additional infrastructure expense, which we believe will enable us to achieve greater operating efficiencies as our banking franchise matures and grows; and

         o takes advantage of technological advances to provide our customers the convenience of Internet and electronic banking, which we believe gives us the ability to attract commercial customers whose banking needs require sophistication, yet still prefer the personalized and responsive services that we offer.

         Our principal executive offices are located at 1804 West Street, Annapolis, Maryland 21401. Our telephone number is (410) 280-6695.

OUR MARKET AREA

         CommerceFirst is located in one of the most dynamic regions in the United States. The Federal Government has a major direct and indirect influence on the economies, infrastructure and land use management of Washington, D.C. and the Maryland and Virginia counties surrounding Washington. The region is the nation's 4th largest market - with a population of 6.9 million and a workforce of 3.4 million - and is the home to three major airports, the nation's capital and a highly educated workforce. The regional economy is perennially strong and diverse, boasts consistently high job growth and low unemployment and is increasingly service sector and small business oriented. Information technology, the medical industry and tourism are all major growth industries for the region. These industries are characterized by small niche oriented enterprises that thrive on their ability to tap the highly educated workforce and abundant access to the region's substantial communications infrastructure.

         The bank's market strategy is to grow within the Central Maryland corridor, which consists of Anne Arundel, Prince George's, Montgomery and Howard counties. The bank is currently focused on Anne Arundel and Prince George's counties, within the triangle of Annapolis, Washington, D.C. and the Baltimore/Washington International Airport, which we believe have significant growth opportunities.

         Anne Arundel County evolved from a bedroom community to Baltimore to be more heavily influenced by Washington growth factors. In the past two decades, the county developed its own unique and diverse economy based on growth opportunities presented by Baltimore/Washington International Airport, which served 19.7 million passengers in 2003 and has long been considered one of the State of Maryland's prime economic engines; the National Security Agency, which has 25 thousand employees; Northrop Grumman, a high-technology firm with 7,500 employees, the largest private sector employer in the county; the United States Naval Academy; the increasing tourism industry in the historic City of Annapolis and recently the Arundel Mills Mall. These unique attributes create attractive opportunities for small businesses to service both highly sophisticated enterprises and rapidly developing firms. The local economy is dominated by small and mid-sized service sector enterprises. Anne Arundel County is home to over 12 thousand businesses, 97% of which have fewer than 100 employees. The county's economy has deep roots in Internet based services; high-technology telecommunications; product distribution, a result of proximity of goods arriving to the Port of Baltimore and BWI Airport; and technical support services. Once home to large Maryland-based regional banks, financial services are now primarily provided by larger superregional institutions such as Bank of America, SunTrust, Wachovia and BB&T, all of which expanded into this highly attractive banking market over the past decade by acquisition. Anne Arundel County has a population of 510 thousand and provides 307 thousand jobs, 70% of which are in the service sector, and has a very low 3.4% unemployment rate. The mean household income of $76 thousand compares very favorably to the national average.

         Expansion into neighboring Prince George's County is a natural extension of the bank's strategic growth plan. Relocating and expanding businesses have been increasingly attracted to Prince George's County due to its competitively priced land and buildings, an integrated transportation system, proximity to Washington, D.C., and attractive business incentives such as the county's Revitalization Tax Credit, a new High Technology Incentive Package, Enterprise Zone benefits and a foreign trade zone. Increasingly restrictive land use policies in Montgomery and Anne Arundel counties are providing significant growth opportunities in Prince George's. The county closely mirrors Anne Arundel County with respect to small business enterprises, with 97% of the over 14 thousand employers having fewer than 100 workers. Government is also a significant influence, with 75 thousand Federal, state and county employees, led by Andrews Airforce Base, which has 17 thousand employees, and the University of Maryland, which has 11,700 employees. Similar to Anne Arundel County, large superregional banking institutions have obtained additional market share in the suburban Washington market from the acquisition of many of the community banks that once existed in this area. Prince George's County has a population of 805 thousand and an unemployment rate of 4.8%. A favorable and accommodative business climate has helped fuel the strong housing market, with average sale prices above $300 thousand, and has attracted a highly educated workforce with an average household income of $55 thousand.

OUR BUSINESS STRATEGY

         It is our plan to continue to expand our banking franchise by selectively opening additional branches, and by attracting additional experienced lending officers to build our customer base within our target market area. We believe we are well positioned to continue to grow our assets and increase shareholder value while maintaining loan quality and individualized customer service. The principal elements of our strategy include:

Focusing on Small and Medium-Sized Businesses

We will continue to focus on attracting additional customers by:

         o hiring additional loan officers with significant experience and a portfolio of commercial customers, with close ties to the local business community, and then establishing branches around them to support their efforts;

         o becoming the lender and banking relationship manager of choice to small and medium-sized businesses in our market area who are too frequently ignored or turned away by large financial institutions;

         o providing superior commercial banking services to businesses, their owners and professionals, as opposed to other community banks that tend to cater primarily to retail depositors;

         o offering personalized customer service provided by experienced banking professionals, in order to enhance customer satisfaction and loyalty; and

         o having our management and lenders highly involved, including occasional local leadership roles, with business service organizations within the bank's primary markets to maintain a high level of visibility and awareness for the bank, its Board and customer relationship officers.

Achieving Growth and Greater Profitability

We intend to achieve further growth and greater profitability by:

         o increasing commercial loan volume; by increasing penetration in existing markets and hiring high performing lending officers and selectively branching to serve their customers' needs;

         o funding loan growth and generating fee income with liquidity provided by quality deposit and cash management programs;

         o maintaining and enhancing our margin through the combination of properly priced deposits and strong loan yields; and

         o  maintaining high loan quality.

THE OFFERINGS


Securities Offered                           A total of 700,000 shares of common stock, of which 175,000 shares  are being offered in a rights offering to our shareholders of record as of
                                             December 9, 2004, on the basis of one share for each 4.69 shares then
                                             owned. The common shares not subscribed for in the rights offering by        ,
                                             2005, together with 525,000 additional shares, will be offered to the public by McKinnon & Company, Inc., as underwriter, on a best efforts basis. We reserve the right to increase the total number of shares offered in the public offering by not more than 105,000 shares. However, there is no requirement in either offering to sell any minimum number of shares or dollar amount.

Determination of Offering Price              The public offering price is $       per share. It was determined through
                                             negotiation between us and McKinnon & Company, Inc., the underwriter for the public offering. It is based upon various factors including the trading history of our common stock, the book value per share of our common stock as of September 30, 2004, our operating history and our prospects for future earnings, our current performance and the prices of equity securities of comparable companies.

Shares Outstanding                           As of the date of this prospectus, we had 822,250 shares of common stock outstanding. Assuming the sale of all 700,000 shares offered hereby, we would have 1,522,250 shares outstanding upon completion of the offerings.
                                             These share numbers exclude 123,337 shares of common stock issuable upon exercise of organizer warrants issued in connection with the organization of CommerceFirst Bancorp, and 20,000 shares issuable upon the exercise of stock options outstanding under our non-incentive stock option plan, all of which are currently exercisable, and have an exercise price of $10.00 per share.

Use of Proceeds                              We intend to use the proceeds of the offering to increase our equity and for general corporate purposes, including contribution to CommerceFirst
                                             Bank's capital, in order to support growth in its loans and investments, deposits and other operations. See "Use of Proceeds" at page .

Market for Our Common Stock                  Our common stock is currently traded on the OTC Bulletin Board market under the symbol "CMFB". We intend to apply to have our common stock qualified for listing on the NASDAQ SmallCap Market under the symbol "CMFB" and to have that listing effective immediately after the closing of the offerings.
                                             However, we cannot assure you that the listing will be approved, or that an active trading market for our common stock will develop or be sustained after the offerings. See "Market for Common Stock" at page .

Risk Factors                                 Investing in our common stock involves investment risks. You should carefully review the information contained under "Risk Factors" beginning at page before deciding to purchase shares of our common stock.


                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following table shows a summary of historical consolidated financial data for CommerceFirst Bancorp. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2003 and for the nine months ended September 30, 2004 included with this prospectus and with the other information provided in this prospectus. Information for the nine month periods ended September 30, 2004 and 2003 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. CommerceFirst Bancorp was a development stage enterprise without operations during the period from inception to December 31, 1999, and as such information is not provided for that period. The results shown for the year ended December 31, 2000 reflect only approximately six months of operations, as during the period from January 1, 2000 through June 28, 2000 CommerceFirst Bancorp was engaged in organizational activities only. The results of operations for the nine month period ended September 30, 2004 do not necessarily indicate the results which may be expected for any future period or for the full year.


                                                        NINE MONTHS ENDED
                                                           SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                                     -----------------------    --------------------------------------------------
(Dollars in thousands, except share and per
share data)                                             2004         2003         2003         2002          2001          2000
                                                     ---------     ---------    ---------    ---------     ---------     ---------
INCOME STATEMENT DATA:
Net interest income                                  $   1,678     $   1,450    $   1,958    $   1,333     $     871     $     360
Provision for credit losses                                500           195          270          430           180            90
Noninterest income                                         432           243          327          175            76            10
Noninterest expense                                      1,600         1,398        1,873        1,721         1,583         1,167
Federal and state income tax (expense) benefit             945             -            -            -             -             -
                                                     ---------     ---------    ---------    ---------     ---------     ---------
Net income (loss)                                          956           101          143         (643)         (817)         (888)
                                                     =========     =========    =========    =========     =========     =========

PER SHARE DATA AND SHARES OUTSTANDING:
Net income (loss) per share, basic
   and diluted                                       $    1.16     $    0.12    $    0.17    $   (0.78)    $   (0.99)    $   (1.82)
Book value at period end                             $    8.11     $    6.95    $    6.99    $    6.84     $    7.56     $    8.55
Average weighted shares outstanding at
   period end:
   Basic and Diluted                                   822,250       822,250      822,250      822,250       822,250       487,763
Shares outstanding at period end                       822,250       822,250      822,250      822,250       822,250       822,250

BALANCE SHEET DATA:
Total assets                                         $  61,359     $  47,383    $  51,295    $  46,068     $  27,149     $  19,790
Loans receivable (net)                                  43,795        33,504       32,688       29,831        20,398         6,128
Allowance for credit losses                              1,123           610          604          655           270            90
Other interest earning assets                           14,530        11,328       15,865       14,022         5,191        12,380
Total deposits                                          51,401        38,642       40,613       34,926        18,097        12,637
Borrowings                                               2,917         2,779        4,694        5,326         2,751            52
Stockholders' equity                                     6,669         5,718        5,751        5,626         6,212         7,029

SELECTED PERFORMANCE RATIOS:
Return on average earning assets (1)                      2.55%         0.31%        0.33%       (1.90)%       (3.93)%      (13.59)%
Return on average equity                                 21.94%         2.34%        2.48%      (10.78)%      (12.66)%      (23.79)%
Net interest margin (1)(2)                                4.47%         4.46%        4.52%        3.95%         4.19%         5.49%
Net interest spread (1)(3)                                4.08%         4.05%        4.11%        3.30%         2.51%         1.02%
Efficiency ratio (1)(4)                                  75.79%        82.54%       81.97%      114.12%       167.16%       315.41%

ASSET QUALITY RATIOS:
Nonperforming loans to gross loans (5)                    2.49%         0.83%        1.18%        0.25%          n/a           n/a
Allowance for credit losses to loans                      2.50%         1.79%        1.81%        2.15%         1.30%         1.47%
Allowance for credit losses to nonperforming
loans                                                     1.00x         7.18x        1.54x        8.73x          n/a           n/a
Nonperforming assets to loans and other real
estate (5)                                                2.49%         1.12%        1.18%        0.25%          n/a           n/a
Net loan charge-offs to average gross loans (5)          (0.05)%        0.72%        0.97%        0.17%          n/a           n/a

CAPITAL RATIOS:
Total risk-based capital ratio                           15.86%        18.50%       18.59%       18.93%        33.79%        58.68%
Tier I risk-based capital ratio                          14.60%        17.24%       17.34%       17.67%        32.54%        57.94%
Leverage ratio                                           12.74%        12.61%       12.70%       12.33%        24.24%        52.97%
Average equity to average assets                         11.17%        12.70%       12.73%       16.79%        29.74%        53.24%


(1) Ratios for the nine month periods ended September 30, 2004 and 2003 are annualized.

(2) Net interest margin is net interest income divided by average earning assets.

(3) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(4) We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

(5) CommerceFirst Bank did not have any nonperforming loans, other real estate owned or charged off loans during 2001 or 2000.

                                  RISK FACTORS

         An investment in our common stock involves various risks. You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, which relate to the banking and financial services industries in general, or which we do not believe are material, may cause earnings to be lower, or hurt our future financial condition. You should read this section together with the other information in this prospectus.

         WE HAVE ONLY RECENTLY BEGUN PROFITABLE OPERATIONS.

         From our organization in 1999 until January 2003, when we first experienced an operating profit on a monthly basis, we experienced operating losses in every period. While these losses, approximately $2.5 million in all, were largely in accordance with management's expectations for losses during the initial operating period of CommerceFirst Bank, and with the exception of one month, we have operated on a profitable basis since January 2003, there can be no assurance that we will be able to continue operating on a profitable basis, or that we will be able to increase our level of profits and shareholder returns. The failure to remain profitable may reduce the value of an investment in our common stock. See "Management's Discussion and Analysis" at page .

         A SUBSTANTIAL PORTION OF OUR LOANS ARE REAL ESTATE RELATED LOANS IN THE ANNAPOLIS, MARYLAND/SUBURBAN WASHINGTON D.C. METROPOLITAN AREA, AND SUBSTANTIALLY ALL OF OUR LOANS ARE COMMERCIAL REAL ESTATE OR COMMERCIAL AND INDUSTRIAL LOANS MADE TO BORROWERS IN THAT AREA. ADVERSE CHANGES IN THE REAL ESTATE MARKET OR ECONOMY IN THIS AREA COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS, AND ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

         We have a substantial amount of loans secured by real estate in the Annapolis, Maryland/suburban Washington D.C. metropolitan area as collateral, and substantially all of our loans are to borrowers in that area. At September 30, 2004, 36.9% of our loans were commercial real estate loans. An additional 63.1% were commercial and industrial loans which are not primarily secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in our market area, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is significant volatility or weakness in the economy or any significant sector of the area's economy, our ability to develop our business relationships may be diminished, the quality and collectibility of our loans may be adversely affected, the value of collateral may decline and loan demand may be reduced.

         LACK OF SEASONING OF OUR LOAN PORTFOLIO MAY INCREASE THE RISK OF CREDIT DEFAULTS IN THE FUTURE, WHICH WOULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Most of the loans in our loan portfolio were originated within the past four years, and approximately 59.4% were originated within the past 21 months. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio, although there can be no assurance that more seasoned loans will be of higher quality or perform better. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be somewhat higher than current levels. Defaults on loans would negatively affect our financial condition, results of operations and financial prospects.

         LOSSES RELATED TO ANY SINGLE LOAN COULD HAVE A SIGNIFICANT IMPACT ON OUR FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

         As a result of our focus on commercial lending, our loan portfolio is currently comprised of a relatively small number of loans, many of which have balances in excess of 5% of our shareholder's equity. Additionally, commercial and industrial loans not primarily secured by real estate are typically made based on the ability of the borrower to make payment on the loan from the cash flow of the business, and are collateralized primarily by business assets such as equipment, inventory and accounts receivable. These assets are often subject to depreciation over time, may be more difficult than real estate collateral to evaluate, and may be more difficult to realize the value of upon foreclosure. As a result the availability of funds for repayment of such loans is often contingent on the success of the business itself. Although we rigorously underwrite and structure our loans, and monitor the financial condition of our borrowers in an effort to avoid or minimize losses, unexpected reversals in the business of an individual borrower can occur, and the resulting decline in the quality of loans to such borrowers, and related provisions for credit losses, could have a material adverse affect on our earnings, financial condition and shareholder returns.

         OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD BE ADVERSELY AFFECTED IF OUR ALLOWANCE FOR CREDIT LOSSES IS NOT SUFFICIENT TO ABSORB ACTUAL LOSSES OR IF WE ARE REQUIRED TO INCREASE OUR ALLOWANCE FOR CREDIT LOSSES.

         Experience in the banking industry indicates that a portion of our loans will become delinquent, and that some may only be partially repaid or may never be repaid at all. Despite our underwriting criteria, we may experience losses for reasons beyond our control, such as general economic conditions. Although we believe that our allowance for credit losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events. If we need to make significant and unanticipated increases in our loss allowance in the future, our results of operations would be materially adversely affected at that time.

         OUR BANK REGULATORS MAY REQUIRE US TO INCREASE OUR ALLOWANCE FOR CREDIT LOSSES, WHICH COULD HAVE A NEGATIVE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Federal and state regulators, as an integral part of their supervisory function, periodically review our allowance for credit losses. These regulatory agencies may require us to increase our provision for credit losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan credit losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

         THE LOSS OF THE SERVICES OF ANY KEY EMPLOYEES COULD ADVERSELY AFFECT INVESTOR RETURNS.

         Our business is service oriented, and our success depends to a large extent upon the services of Richard J. Morgan, our President and Chief Executive Officer, and Lamont Thomas, our Executive Vice President and Chief Operating Officer. The loss of the services of either of these officers could adversely affect our business.

         OUR PROFITABILITY MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROMPTLY AND SUCCESSFULLY DEPLOY THE CAPITAL PROVIDED BY THE OFFERING IN LOANS.

         We may not be able to immediately invest all of the capital provided by the offering in loans. Investing the offering proceeds in securities until we are able to deploy the proceeds in loans will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns. Declines in the rate of growth of income or assets, and increases in operating expenses or nonperforming assets may have an adverse impact on the value of our common stock.

         WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE CONTINUED GROWTH.

         We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits. As our capital base grows, so does our legal lending limit. If all of the net proceeds of the offering are contributed to the capital of the bank, our legal lending limit will significantly increase. We cannot be certain as to our ability to manage increased levels of assets and liabilities, or to successfully make and supervise higher balance loans. Further, we may not be able to maintain the relatively low levels of nonperforming loans that we have experienced. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact earnings, shareholder returns and our efficiency ratio. Increases in operating expenses or nonperforming assets may have an adverse impact on the value of our common stock.

         TRADING IN OUR COMMON STOCK HAS BEEN SPORADIC AND VOLUME HAS BEEN LIGHT. AS A RESULT, SHAREHOLDERS MAY NOT BE ABLE TO QUICKLY AND EASILY SELL THEIR COMMON STOCK.

         Our common stock currently trades on the OTC Bulletin Board market and trading volume to date has been minimal, averaging less than 100 shares per day over the past year, and although we are seeking to make our shares eligible for trading on the NASDAQ SmallCap Market, there can be no assurance that an active and liquid market for the common stock will develop. Accordingly, even though there is no holding period required for shares purchased in the offering, you may find it difficult to sell a significant number of shares at the prevailing market price. See "Market for Common Stock" at page .

         THE NUMBER OF SHARES OWNED BY OUR DIRECTORS AND EXECUTIVE OFFICERS COULD MAKE IT MORE DIFFICULT, OR IMPOSSIBLE, TO OBTAIN APPROVAL FOR SOME MATTERS SUBMITTED TO SHAREHOLDER VOTE, INCLUDING MERGERS AND ACQUISITIONS. YOUR INTERESTS MAY NOT BE THE SAME AS THOSE OF THE BOARD AND MANAGEMENT.

         Following completion of the offering, our directors and executive
officers and their affiliates will own at least      % of the outstanding common
stock, assuming that they purchase shares in the offering as currently expected, that all shares are sold in the offering, and that we do not exercise our right to increase the number of shares sold in the public offering. These persons may purchase a greater or lesser number of shares than expected in the offering.

         By voting against a proposal submitted to shareholders, our directors and officers, as a group, may be able to block, or make approval more difficult to obtain, for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales and amendments to the Articles of Incorporation. See "Share Ownership of Management and Five Percent Beneficial Owners" at page , and "Description of Our Capital Stock - Selected Provisions of Our Articles of Incorporation and Maryland Law" at page .

         WE HAVE NO CURRENT PLANS TO PAY CASH DIVIDENDS.

         CommerceFirst Bank is our principal revenue producing operation. As a result, the ability to pay cash dividends to shareholders largely depends on receiving dividends from CommerceFirst Bank. The amount of dividends that a bank may pay is limited by state and federal laws and regulations. Even if we have earnings in an amount sufficient to pay cash dividends, our Board of Directors may decide to retain earnings for the purpose of financing growth. We have no current plans to commence paying cash dividends. See "Dividends" at page .

         THERE IS NO MINIMUM NUMBER OF SHARES WHICH MUST BE SOLD IN THE OFFERINGS, AND NO PERSON OR FIRM IS OBLIGATED TO PURCHASE ANY SHARES IN THE OFFERINGS. AS A RESULT YOU MAY BE ONE OF A SMALL NUMBER OF PURCHASERS IN THE OFFERING, AND A SUBSTANTIAL PORTION OF THE PROCEEDS OF THE OFFERINGS MAY BE USED TO DEFRAY OFFERING EXPENSES.

         The rights offering and the public offering are being effected on a best efforts basis. This means that in the rights offering, we will use our best efforts to sell the shares being offering in that offering, and McKinnon & Company, the underwriter for the public offering, will use its best efforts to sell the shares being offered in that offering. Neither McKinnon & Company, any dealer participating in the public offering, nor any other person, is obligated to purchase any shares in the offerings. The completion of the offerings is not contingent on the sale of any minimum number or dollar amount of shares. As a result, if you subscribe for shares in the offerings, you may be one of only a small number of purchasers, and the number of shares we sell may be significantly below the number of shares offered. If we sell significantly fewer than all of the shares offered, the expenses of the offering may constitute a significant portion of the proceeds of the offerings. If significantly fewer than all shares offered are sold, our capital will not be increased to the same extent as if all offered shares were sold in the offerings, which may adversely affect our future growth or shareholder returns, and may require use to seek additional capital sooner, or on less favorable terms, than would otherwise be necessary.

         OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN ALLOCATING THE PROCEEDS OF THE OFFERING.

         Subject to requirements of safe and sound banking practices and federal law and regulations limiting the activities in which banks and bank holding companies may engage, our management and Board of Directors will have substantial discretion in determining the use of offering proceeds. The discretion of the Board of Directors and management to allocate the proceeds of the offering may result in the use of the proceeds for non-banking activities permitted for bank holding companies or financial holding companies which are not specifically identified in this prospectus.

         OUR RECENT RESULTS OF OPERATION HAVE INCLUDED A SIGNIFICANT AMOUNT OF NONINTEREST INCOME FROM GAINS ON THE SALE OF SMALL BUSINESS ADMINISTRATION LOANS, AND ANY DECREASE IN LOANS ORIGINATED OR SOLD IN OUR SBA LENDING PROGRAM MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         During the first quarter of 2004, we began selling the guaranteed portion of United States Small Business Administration ("SBA") loans we originate to third parties. The gains on the sales of SBA loans during the nine months ending September 30, 2004 amounted to 46.1% of our noninterest income for that period. There was no revenue from this source in any prior period. We intend to continue originating SBA loans and currently expect to continue selling the guaranteed portion of such loans in the future, retaining servicing rights and the resultant income stream. If there is a decrease in the volume of SBA loans we originate and sell, our financial condition, results of operations and financial prospects may be negatively affected. While we expect, subject to customer demand and the constraints of the SBA program, a continuing flow of such loans, we do not expect that our volume of SBA loans will increase proportionately with the overall growth of our loan portfolio. Additionally, as we will generally keep the uninsured portion of SBA loans in our portfolio, we could experience losses if borrowers on SBA loans are unable to repay their loans. We also carry the value of the retained servicing right for SBA loans as an asset. While the current value of the servicing right is minimal, we expect that the value of this asset will increase as the aggregate number of loans we have sold increases. To the extent that SBA loans are repaid more rapidly than expected, the value of the servicing rights will decline, and the decline in value will be recognized as a noninterest expense, which may adversely affect our results of operations and financial condition.

         OUR ABILITY TO GROW AND OUR PROFITABILITY MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO OBTAIN SUFFICIENT REASONABLY PRICED DEPOSITS WITH WHICH TO FUND LOANS.

         We have elected not to try to obtain a significant number of smaller balance, retail and consumer deposit accounts, choosing instead to seek larger deposit relationships, especially those in excess of $100 thousand. As a result, a substantial portion of our deposits, 67.4% at September 30, 2004, relate to account relationships over $100 thousand, and 32.1% are certificates of deposit over $100 thousand. While we believe that these deposits are a stable source of funds, and we believe that our market area is capable of providing substantial additional deposits in these categories, if we are unable to raise additional deposits, we may not be able to fund additional loans, or if we are required to significantly increase the rates we offer for deposits or other borrowings in order to obtain them, our earnings may be adversely affected, which may adversely affect stockholder returns and the value of an investment in our common stock.

         THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY COMPETE WITH OTHERS FOR BUSINESS.

         The Annapolis, Maryland/suburban Washington D.C. metropolitan area in which we operate is considered highly attractive from an economic and demographic viewpoint, and is therefore a highly competitive banking market. We compete for loans, deposits, and investment dollars with numerous large, regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders. Many competitors have substantially greater resources than we do, and operate under less stringent regulatory regimens. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

         CHANGES IN INTEREST RATES AND OTHER FACTORS BEYOND OUR CONTROL COULD HAVE AN ADVERSE IMPACT ON OUR EARNINGS.

         Our operating income and net income depend to a great extent on our net interest margin - the difference between the interest yields we receive on loans, securities and other interest bearing assets and the interest rates we pay on interest bearing deposits and other liabilities. These rates are highly sensitive to many factors which are beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System. See "Management's Discussion and Analysis" at page .

         Adverse changes in the real estate market in our market area could also have an adverse affect on our cost of funds and net interest margin, as we had $4.5 million of relatively low interest-bearing deposits related to real estate sales and/or refinancings or title company escrow accounts at September 30, 2004. While we expect that we would be able to replace the liquidity provided by these deposits, the replacement funds would likely be more costly, negatively impacting earnings.

         Additionally, changes in applicable law, if enacted, including those that would permit banks to pay interest on checking and demand deposit accounts established by businesses, could have a significant negative effect on net interest income, net income, net interest margin, return on assets and return on equity. A significant portion of our deposits, 23.7% at September 30, 2004, are noninterest bearing demand deposits.

         Government policy relating to the deposit insurance funds may also adversely affect our results of operations. Under current law and regulation, if the reserve ratio of the Bank Insurance Fund falls below 1.25%, all insured banks will be required to pay deposit insurance premiums. We do not currently pay any deposit insurance premiums. Payment of deposit insurance premiums will have an adverse effect on our earnings. These changes or other legislative or regulatory developments could have a significant negative effect on our net interest income, net income, net interest margin, return on assets and return on equity.

         SUBSTANTIAL REGULATORY LIMITATIONS ON CHANGES OF CONTROL AND ANTI-TAKEOVER PROVISIONS OF MARYLAND LAW MAY MAKE IT MORE DIFFICULT FOR YOU TO RECEIVE A CHANGE OF CONTROL PREMIUM.

         With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also, Maryland law contains several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. See "Description of Our Capital Stock - Certain Provisions of Our Articles of Incorporation and Maryland Law" at page .

                    CAUTION ABOUT FORWARD LOOKING STATEMENTS

         We make forward looking statements in this prospectus that are subject to risks and uncertainties, including those discussed under the caption "Risk Factors." These forward looking statements include:

         o Statements of goals, intentions and expectations as to future trends, plans, events or results of operations and policies and regarding general economic conditions;

         o  Estimates of risks and of future costs and benefits; and

         o  Statements of the ability to achieve financial and other goals.

         In some cases, forward looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "intends," "plans," "estimates," "potential," "continue," "could," "should" and similar words or phrases. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

         o Management's estimates and projections of interest rates and interest rate policy, competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast future interest rates and other economic conditions;

         o  Future laws and regulations; and

         o  A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward looking statements. We may not update forward looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                               THE RIGHTS OFFERING

         We are offering 175, 000 shares of our common stock in a non-preemptive
rights offering which expires at 5:00 P.M. Eastern Time on          , 2005. The
rights offering shares are being offered for sale to our shareholders of record at 5:00 P.M. Eastern Time on December 9, 2004, at a price of $10.50 per share, subject to reduction in the event that the price at which shares are sold in the public offering is less than $10.50 per share. Shareholders of record on the record date may purchase one additional share for every 4.69 shares owned of record by them on that date. Fractional shares will not be sold, but shareholders may round any such fraction up to a full share. Shareholders are permitted to subscribe for less than the maximum number of rights offering shares allocated to them, and to oversubscribe.

                                 USE OF PROCEEDS

         The following table sets forth the calculation of the net proceeds to us from the offerings at a price of $10.50 per share in the rights offering and an assumed price of $11.50 per share in the public offering, and the anticipated use of these proceeds. As neither offering is conditioned on the sale of a minimum number of shares and as the public offering is a best efforts offering, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares of common stock that we are offering in each offering, and excluding the 105,000 additional shares of common stock that we may offer to the public.


                                                              10%                    50%                    100%
                                                      -------------------    -------------------    -------------------
Gross proceeds from the rights offering               $  183,750             $  918,750             $1,837,500
Gross proceeds from the public offering                  603,750              3,018,750              6,037,500
    Aggregate gross offering proceeds                    787,500   100.00%    3,937,500   100.00%    7,875,000   100.00%
Underwriter's fees and commissions                        36,225     4.60%      181,125     4.60%      362,250     4.60%
Estimated expenses of the offerings                      175,000    22.22%      175,000     4.44%      175,000     2.22%
                                                      ----------   ------    ----------   ------    ----------   ------
    Net proceeds to us                                   576,275    73.18%    3,581,375    90.96%    7,337,750    93.18%
                                                      ==========   ======    ==========   ======    ==========   ======

Use of net proceeds
    General corporate purposes                           576,275    73.18%    3,581,375    90.96%    7,337,750    93.18%



         We will use the net proceeds of the offerings to increase our equity and for general corporate purposes, including contribution, from time to time, to the capital of CommerceFirst Bank, in order to support growth in its loans and other investments, deposits and other operations. We have not otherwise made a specific allocation or use of the net proceeds of the offerings.

                                 CAPITALIZATION

         The following table shows our capitalization and regulatory capital ratios at September 30, 2004. You should read this table together with the audited and unaudited financial statements, including the notes thereto, included in this prospectus.


                                                                            At September 30, 2004
                                                                            -----------------------
Stockholders' Equity                                                             (Unaudited)
      Common Stock, $0.01 par value, 4,000,000 authorized;
          822,250 issued and outstanding                                               $8,223
      Additional paid-in capital                                                    8,099,012
      Retained earnings                                                            (1,439,556)
      Accumulated other comprehensive income                                            1,467
                                                                            ------------------
Total Stockholders' Equity                                                         $6,669,145
                                                                            ==================
Stockholders' Equity per share                                                          $8.11

Regulatory Capital Ratios
      Total risk-based capital ratio                                                   15.86%
      Tier I risk-based capital ratio                                                  14.60%
      Leverage ratio                                                                   12.74%
      Average equity to average assets                                                 11.17%


                             MARKET FOR COMMON STOCK

         We first issued common stock at the time we were incorporated at a price of $10.00 per share. Our common stock currently is quoted for trading on the OTC Bulletin Board under the trading symbol "CMFB". However, the trading market for our stock is not active.

         The following table lists the high and low sales information and volume for our common stock as reported on the OTC Bulletin Board for the periods indicated. Prices in the table reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. Through December 13, 2004, the last sale of our common stock reported on the OTC Bulletin Board, occurred on December 1, 2004 at a price of $11.42 per share.

                                                                      Aggregate
  Year            Quarter            High        Low       Last        Volume
---------- ----------------------  ---------   --------   --------  -----------
2004       Fourth
           (through December 13)     $11.42      $9.65     $11.42        6,800
           Third                       9.55       9.25       9.50        3,525
           Second                      9.50       9.25       9.45        2,700
           First                       9.00       9.00       9.00          800

2003       Fourth                     $9.25      $9.00      $9.25        2,000
           Third                       8.75       8.25       8.75          200
           Second                         -          -          -            0
           First                          -          -          -            0

2003       Fourth                     $8.75      $8.75      $8.75        1,400
           Third                      10.75       8.50       8.75       18,000
           Second                     10.50      10.00      10.50        1,800
           First                          -          -          -            0

         We intend to apply to have our common stock qualified for listing on the NASDAQ SmallCap Market under the symbol, "CFMB." We expect that the listing will be effective immediately upon closing of the offerings. Also, McKinnon & Company has informed us that it intends to make a market in our common stock following the offering. There can be no assurance, however, that our listing application will be approved, or that it will be approved in a timely manner, and McKinnon & Company has no obligation to be a market maker for the common stock for any particular length of time, or at all. We cannot assure you that an active trading market will develop for the common stock, or if one develops, that it can be maintained.

         As of December 13, 2004, there were 822,250 shares of common stock outstanding, held by approximately 325 shareholders of record and approximately 350 total beneficial owners. Additionally, warrants to purchase 123,337 shares of common stock, at an exercise price of $10.00 per share, have been granted to the organizers of CommerceFirst Bancorp in connection with CommerceFirst Bancorp's initial offering of shares, and options to purchase 20,000 shares of common stock at an exercise price of $10.00 per share have been granted to three senior officers under our non-incentive stock option plan.

                                    DIVIDENDS

          CommerceFirst Bancorp has not paid any dividends to date. The payment of dividends will depend largely upon the ability of CommerceFirst Bank, our sole operating business, to declare and pay dividends to CommerceFirst Bancorp, as the principal source of CommerceFirst Bancorp's revenue will be from dividends paid by CommerceFirst Bank. Dividends will depend primarily upon CommerceFirst Bank's earnings, financial condition and need for funds, as well as governmental policies and regulations applicable to us. As anticipated, CommerceFirst Bank incurred losses during its initial phase of operations, and therefore did not pay any dividends to CommerceFirst Bancorp. CommerceFirst Bank first achieved month-to-month profitability in January 2003 and recorded its first profitable year in 2003. However, even if CommerceFirst Bank and CommerceFirst Bancorp have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth.

         Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and Maryland law place limits on the amount of dividends CommerceFirst Bank may pay to CommerceFirst Bancorp without prior approval. Prior regulatory approval is required to pay dividends which exceed CommerceFirst Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. Additionally, without prior approval, CommerceFirst Bank may pay dividends only out of its undivided profits. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve has the same authority over bank holding companies.

         The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that CommerceFirst Bancorp may pay in the future. In 1985, the Federal Reserve issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"), CommerceFirst Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. CommerceFirst Bank currently is not in default under any of its obligations to the FDIC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows a summary of historical consolidated financial data for CommerceFirst Bancorp. You should read it together with the historical consolidated financial information contained in the consolidated financial statements for the year ended December 31, 2003 and for the nine months ended September 30, 2004 included with this prospectus and with the other information provided in this prospectus. Information for the nine month periods ended September 30, 2004 and 2003 is derived from unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. CommerceFirst Bancorp was a development stage enterprise without operations during the period from inception to December 31, 1999, and as such information is not provided for that period. The results shown for the year ended December 31, 2000 reflect only approximately six months of operations, as during the period from January 1, 2000 through June 28, 2000 CommerceFirst Bancorp was engaged in organizational activities only. The results of operations for the nine month period ended September 30, 2004 do not necessarily indicate the results which may be expected for any future period or for the full year.


                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                                  ---------------------  ----------------------------------------------
(Dollars in thousands, except share and per
share data)                                         2004       2003        2003         2002        2001        2000
                                                  ---------  ----------  ----------   ---------   ---------   ---------
INCOME STATEMENT DATA:
Net interest income                                 $1,678      $1,450      $1,958      $1,333        $871        $360
Provision for credit losses                            500         195         270         430         180          90
Noninterest income                                     432         243         327         175          76          10
Noninterest expense                                  1,600       1,398       1,873       1,721       1,583       1,167
Federal and state income tax (expense) benefit         945           -           -           -           -           -
                                                  ---------  ----------  ----------   ---------   ---------   ---------
Net income (loss)                                      956         101         143       (643)       (817)       (888)
                                                  =========  ==========  ==========   =========   =========   =========

PER SHARE DATA AND SHARES OUTSTANDING:
Net income (loss) per share, basic and diluted       $1.16       $0.12       $0.17     $(0.78)     $(0.99)     $(1.82)
Book value at period end                             $8.11       $6.95       $6.99       $6.84       $7.56       $8.55
Average weighted shares outstanding at period
   end:
   Basic and Diluted                               822,250     822,250     822,250     822,250     822,250     487,763
Shares outstanding at period end                   822,250     822,250     822,250     822,250     822,250     822,250

BALANCE SHEET DATA:
Total assets                                      $ 61,359    $ 47,383     $51,295     $46,068     $27,149     $19,790
Loans receivable (net)                              43,795      33,504      32,688      29,831      20,398       6,128
Allowance for credit losses                          1,123         610         604         655         270          90
Other interest earning assets                       14,530      11,328      15,865      14,022       5,191      12,380
Total deposits                                      51,401      38,642      40,613      34,926      18,097      12,637
Borrowings                                           2,917       2,779       4,694       5,326       2,751          52
Stockholders' equity                                 6,669       5,718       5,751       5,626       6,212       7,029

SELECTED PERFORMANCE RATIOS:
Return on average earning assets (1)                 2.55%       0.31%       0.33%     (1.90)%     (3.93)%    (13.59)%
Return on average equity                            21.94%       2.34%       2.48%    (10.78)%    (12.66)%    (23.79)%
Net interest margin (1)(2)                           4.47%       4.46%       4.52%       3.95%       4.19%       5.49%
Net interest spread (1)(3)                           4.08%       4.05%       4.11%       3.30%       2.51%       1.02%
Efficiency ratio (1)(4)                             75.79%      82.54%      81.97%     114.12%     167.16%     315.41%

ASSET QUALITY RATIOS:
Nonperforming loans to gross loans (5)               2.49%       0.83%       1.18%       0.25%         n/a         n/a
Allowance for credit losses to loans                 2.50%       1.79%       1.81%       2.15%       1.30%       1.47%
Allowance for credit losses to nonperforming
loans                                                1.00x       7.18x       1.54x       8.73x         n/a         n/a
Nonperforming assets to loans and other real
estate (5)                                           2.49%       1.12%       1.18%       0.25%         n/a         n/a
Net loan charge-offs to average gross loans (5)    (0.05)%       0.72%       0.97%       0.17%         n/a         n/a

CAPITAL RATIOS:
Total risk-based capital ratio                      15.86%      18.50%      18.59%      18.93%      33.79%      58.68%
Tier I risk-based capital ratio                     14.60%      17.24%      17.34%      17.67%      32.54%      57.94%
Leverage ratio                                      12.74%      12.61%      12.70%      12.33%      24.24%      52.97%
Average equity to average assets                    11.17%      12.70%      12.73%      16.79%      29.74%      53.24%


(1) Ratios for the nine month periods ended September 30, 2004 and 2003 are annualized.

(2) Net interest margin is net interest income divided by average earning assets.

(3) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(4) We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

(5) CommerceFirst Bank did not have any nonperforming loans, other real estate owned or charged off loans during 2001 or 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         This discussion and analysis provides an overview of the financial condition and results of operations of CommerceFirst Bancorp, Inc. and CommerceFirst Bank for the years ended December 31, 2003, 2002 and 2001, and the nine month periods ended September 30, 2004 and 2003. It is intended that this discussion and analysis will help you in your analysis of the accompanying consolidated financial statements. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes thereto provided elsewhere in this prospectus.

         CommerceFirst Bancorp, Inc. is the bank holding company for CommerceFirst Bank, a Maryland chartered commercial bank headquartered in Annapolis, Maryland. CommerceFirst Bank was capitalized, became a wholly owned subsidiary of CommerceFirst Bancorp and commenced operations on June 29, 2000. Prior to that date, substantially all of CommerceFirst Bancorp's efforts had been devoted to organizing CommerceFirst Bank, obtaining the requisite regulatory approvals for operation of CommerceFirst Bank and raising capital. As a result of our initial offering of shares of our common stock at $10.00 per share, an aggregate of $8.2 million was raised. To date, $7.5 million of the gross proceeds of the offering has been contributed to the capital of CommerceFirst Bank. The balance remaining after payment of expenses associated with the costs of raising capital and payment of the holding company's operating expenses, approximately $100 thousand at December 13, 2004, remains available for payment of operating expenses and for other corporate purposes.

OVERVIEW

         CommerceFirst Bancorp's assets at September 30, 2004 were $61.4 million, an increase of $10.1 million or 19.7%, from December 31, 2003, principally due to increases in the loan portfolio, funded by increases in the core funding portfolio. Total assets stood at $46.1 million and $27.1 million at December 31, 2002 and 2001, respectively. At September 30, 2004, gross loans totaled $45.0 million, almost exclusively commercial term loans and lines of credit ($28.4 million) and real estate secured term loans ($16.6 million). By comparison, at December 31, 2003, gross loans totaled $33.3 million, principally commercial term loans and lines of credit ($20.9 million) and real estate secured term loans ($12.4 million). Gross loans were $30.5 million at December 31, 2002, primarily commercial term loans and lines of credit ($20.0 million) and real estate secured term loans ($10.5 million), and $20.7 million at December 31, 2001, mostly commercial term loans and lines of credit ($14.5 million) and real estate secured term loans ($6.2 million).

         At September 30, 2004, deposits totaled $51.4 million, principally money market deposit accounts ($13.2 million), certificates of deposit ($22.2 million) and demand deposits ($12.2 million). By comparison, deposits at December 31, 2003 totaled $40.6 million, primarily money market deposit accounts ($16.2 million), certificates of deposits ($13.2 million) and demand deposits ($9.4 million). Deposits were $34.9 million at December 31, 2002, mostly money market deposit accounts ($15.2 million), certificates of deposit ($12.8 million) and demand deposits ($5.6 million), and $18.1 million at December 31, 2001, principally money market deposit accounts ($7.0 million), certificates of deposit ($7.3 million) and demand deposits ($3.3 million). A significant additional funding source is provided by the securities sold under agreement to repurchase program. At September 30, 2004, balances in this program totaled $2.9 million in comparison to $4.7 million at December 31, 2003, $5.3 million at December 31, 2002 and $2.7 million at December 31, 2001. At September 30, 2004 and December 31, 2003, respectively, nonperforming assets of approximately $1.1 million and $391 thousand were in nonaccrual status. Nonperforming assets were $75 thousand at December 31, 2002. We had no nonperforming assets at December 31, 2000.

RESULTS OF OPERATIONS

         Nine months ended September 30, 2004 and 2003. CommerceFirst Bancorp reported a net profit of $956 thousand for the nine month period ended September 30, 2004, as compared to a net profit of $101 thousand for the nine month period ended September 30, 2003. We reported a net profit of $758 thousand for the three month period ended September 30, 2004, as compared to a net profit of $62 thousand for the three month period ended September 30, 2003. The substantial increase in the earnings for the three and nine months ended September 30, 2004 is attributable to the recognition of the net deferred tax benefit and to the results of operations of CommerceFirst Bank. At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, we eliminated the valuation allowance for the deferred tax asset, thereby recognizing $945 thousand in income tax benefits in income during the quarter. This third quarter increase in income was partially offset by a provision for credit losses of $410 thousand incurred during the quarter, including a provision of $350 thousand related to one borrower, as described below under "Asset Quality" at page . In future periods CommerceFirst Bancorp will recognize income tax expense based upon earnings in each period. Exclusive of the tax benefit related to the recognition of the deferred tax benefit, we had net income of $11 thousand for the nine months ended September 30, 2004, and a loss of $187 thousand for the three month period, primarily as a result of the negative impact of the provision for credit losses in the third quarter.

         Years Ended December 31, 2003, 2002 and 2001. CommerceFirst Bancorp reported a net profit of $143 thousand for the year ended December 31, 2003, as compared to a net loss of $643 thousand for the year ended December 31, 2002, and a net loss of $817 thousand for the year ended December 31, 2001. CommerceFirst Bank achieved month-to-month profitability in January 2003 and maintained that status throughout the year.

         Total loans outstanding at December 31, 2003 reached $33.3 million, in comparison to $30.5 million in total loans outstanding at December 31, 2002 and $20.7 million at December 31, 2001. CommerceFirst Bancorp ended the year 2003 with deposits and repurchase agreements - all of which management considers core funding - of $45.3 million as compared to $40.3 million at December 31, 2002 and $20.8 million at December 31, 2001. The business development/lending staff remains very active in contacting new prospects and continues its efforts to increase CommerceFirst Bank's profile and recognition within the community. Management believes that this will translate into continued growth of a portfolio of quality loans and ongoing deposit relationships, although there can be no assurance of this.

         The following table sets forth our return on equity, return on assets and equity to asset ratios during the periods indicated:


                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                          -------------------------    ---------------------------------------
                                             2004           2003         2003           2002          2001
                                          -----------     ---------    ----------     ----------    ----------
Return on Average Equity                      21.94%         2.34%         2.48%       (10.78)%      (12.66)%
Return on Average Earning Assets               2.55%         0.31%         0.33%        (1.90)%       (3.93)%
Ratio of Average Equity to Average Assets     11.17%        12.70%        12.73%         16.79%        29.74%


NET INTEREST INCOME AND NET INTEREST MARGIN

         Net interest income is the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments. The expense associated with interest bearing deposits and customer repurchase agreements and other borrowings is the cost of funds. Noninterest bearing deposits and capital are other components representing funding sources. Changes in the volume and mix of assets and funding sources, along with the changes in yields earned and rates paid, determine changes in net interest income.

         Nine months ended September 30, 2004 and 2003. Net interest income for the nine month period ended September 30, 2004 was $1.7 million as compared to $1.4 million for the same period in 2003. Total interest income for the nine month period ended September 30, 2004 was $2.1 million as compared to $1.9 million for the same period in 2003. Total interest expenses for the comparable nine month periods in 2004 and 2003 were $383 thousand and $412 thousand, respectively. The net interest income for the three month period ended September 30, 2004 was $626 thousand as compared to $571 thousand for the same period in 2003. Total interest income for the three month period ended September 30, 2004 was $759 thousand as compared to $628 thousand for the same period in 2003. Total interest expenses for the comparable three month periods in 2004 and 2003 were $133 thousand and $116 thousand, respectively. The increase in interest income is primarily the result of increased balances of earning assets. The increase in net interest income is jointly the result of increased balances of earning assets and decreased average rates paid for deposits and other funding, which more than offset declines in rates on loans and other earning assets.

         We expect that increases in interest rates and growth in loans will have a net positive effect on net interest margin and net interest income, as we have a positive gap position out to 60 months. See "- Interest Rate Risk Management" at page . Accordingly, we intend to maintain a competitive posture in our deposit interest rate offerings to fund those loans.

         Years Ended December 31, 2003, 2002 and 2001. Net interest income was $2.0 million in 2003, as compared to $1.3 million in 2002 and $870 thousand in 2001. Net interest margin was 4.52% for 2003 as compared to 3.95% in 2002. Interest spread increased 81 basis points in 2003, from 3.30% to 4.11%, reflecting the redeployment of assets from relatively low yielding short-term investments to higher yielding loans - a natural progression of loan growth. Net interest margin in 2002 increased 79 basis points from 2.51% in 2001, as spread declined 24 basis points between such periods, reflecting the redeployment of assets into higher yielding instruments.

AVERAGE BALANCES, RATES AND YIELDS

         The following tables provide information for the designated periods with respect to average balances, income and expense and annualized yields and costs associated with various categories of interest earning assets and interest bearing liabilities. Nonaccrual loans have been included in the preparation of the tables. The tables include a measurement of spread and margin. Interest spread is the mathematical difference between the average interest yield on interest earning assets and average interest paid on interest bearing liabilities. Interest margin is the net interest yield on interest earning assets and is derived by dividing net interest income by average interest earning assets. Management believes that the interest margin is a better indicator of asset earning results when compared to peer groups or industry standards, particularly in a mature financial institution.


                                                                  NINE MONTHS ENDED
                                           ----------------------------------------------------------------
                                                 SEPTEMBER 30, 2004               SEPTEMBER 30, 2003
                                           -------------------------------   ------------------------------
                                            AVERAGE                YIELD/     AVERAGE               YIELD/
(Dollars in thousands)                      BALANCE    INTEREST     RATE      BALANCE   INTEREST     RATE
                                           ----------  ---------  --------   ---------  ---------  --------
ASSETS
Total loans (1)                              $37,290      1,877      6.72%    $32,813      1,682      6.85%
Investment securities (2)                      7,072        142      2.69       7,148        150      2.81
Federal funds sold                             5,790         42      0.98       3,551         30      1.11
                                           ---------   --------               -------   --------
      TOTAL INTEREST EARNING ASSETS          $50,153      2,061      5.49     $43,512      1,862      5.72

Less allowance for credit losses                (707)                            (652)
Cash and due from banks                        2,150                            1,778
Premises and equipment, net                       99                              137
Other assets                                     396                              463
                                           ---------                          -------
                       TOTAL ASSETS          $52,091                          $45,237
                                           =========                          =======

LIABILITIES AND STOCKHOLDERS'
     EQUITY
Interest bearing demand deposits              $1,688          3      0.23%    $ 1,204          3      0.36%
Money market deposit accounts                 14,549         77      0.70      14,582        114      1.04
Savings                                          214          0      0.25         302          1      0.62
Certificates of deposit                       15,167        287      2.53      11,766        265      3.01
Repurchase agreements                          4,618         15      0.45       5,134         28      0.73
Other borrowed funds                              44          1      1.68          19          0      0.14
                                           ---------   --------              --------   --------

                  TOTAL INTEREST BEARING
                             LIABILITIES     $36,280        383      1.41     $33,006       4.12      1.67
                                                       --------                         --------

Net interest income and net yield on
interest earning assets                                  $1,679      4.47%                $1,450      4.46%
                                                       =========                        ========
Net interest spread                                                  4.08%                            4.05%

Noninterest bearing demand deposits           $9,721                           $6,275
Other liabilities                                271                              211
Stockholders' equity                           5,820                            5,746
                                           ---------                         --------

                   TOTAL LIABILITIES AND
                    STOCKHOLDERS' EQUITY     $52,091                          $45,237
                                           =========                         ========


------------------

(1) Interest income on loans includes net fees of $51 thousand in 2004 and $45 thousand in 2003.

(2) Yields on securities available for sale have been calculated on the basis of historical cost and do not give effect to changes in fair value of such securities, which are reflected as a component of stockholders' equity.


                                                                        YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------------------------------------------
                                                 2003                          2002                            2001
                                      ---------------------------   ---------------------------   --------------------------------
(Dollars in thousands)                AVERAGE              YIELD/   AVERAGE             YIELD/    AVERAGE                YIELD/
                                      BALANCE    INTEREST  RATE     BALANCE   INTEREST   RATE      BALANCE    INTEREST     RATE
                                      ---------  --------  ------   --------  --------  -------   ----------  ---------  ---------
ASSETS
Total loans (1)                        $33,078    $2,253    6.81%   $26,398    $1,911     7.24%     $12,680     $1,105       8.71%
Investment securities (2)                6,989       201    2.87      4,060       100     2.47        3,765        160       4.25
Federal funds sold                       3,242        35    1.09      3,300        58     1.75        4,314        188       4.36
                                      --------   -------            -------   -------             ---------   --------
      TOTAL INTEREST EARNING ASSETS    $43,309     2,489    5.75    $33,758     2,069     6.13      $20,759      1,453       7.00
Less allowance for credit losses          (648)                        (346)                           (178)
Cash and due from banks                  1,931                        1,657                             609
Premises and equipment, net                127                          244                             353
Other assets                               458                          236                             157
                                      --------                      -------                       ---------
                       TOTAL ASSETS     45,176                       35,549                          21,700
                                      ========                      =======                       =========

LIABILITIES AND STOCKHOLDERS'
     EQUITY
Interest bearing demand deposits        $1,119        $4    0.34%      $764        $6     0.81%        $416         $4       0.87%
Money market deposit accounts           14,114       136    0.96     11,270       266     2.36        6,333        232       3.67
Savings                                    307         2    0.52        376         6     1.60           81          2       2.10
Certificates of deposit                 12,171       356    2.93     10,906       419     3.84        5,226        322       6.17
Repurchase agreements                    4,644        31    0.67      2,670        39     1.44          891         21       2.39
Other borrowed funds                        90         2    1.88         42         1     1.43           38          1       2.89
                                      --------   -------            -------   -------             ---------   --------
             TOTAL INTEREST BEARING
                        LIABILITIES     32,445       530    1.64     26,028       737     2.83       12,985        582       4.49
                                                 -------                      -------                         --------

Net interest income and net yield
      on interest earning assets                  $1,958    4.52%              $1,332     3.95%                   $871       4.19%
                                                 =======                      =======                         ========
Net interest spread                                         4.11%                         3.30%                              2.51%

Noninterest bearing demand deposits      6,770                        3,420                           2,186
Other liabilities                          211                          134                              76
Stockholders' equity                     5,750                        5,968                           6,453
                                      --------                      -------                       ---------
              TOTAL LIABILITIES AND
               STOCKHOLDERS' EQUITY    $45,176                      $35,549                         $21,700
                                      ========                      =======                       =========


(1) Interest income on loans includes net fees of $63 thousand in 2003, $24 thousand in 2002 and $40 thousand in 2001.

(2) Yields on securities available for sale have been calculated on the basis of historical cost and do not give effect to changes in fair value of such securities, which are reflected as a component of stockholders' equity.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

         The following table sets forth certain information regarding changes in interest income and interest expense of CommerceFirst Bancorp for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume of the asset multiplied by the prior period's rate) and
(ii) changes in rates (change in rate multiplied by the current period's volume).

                                        NINE MONTHS ENDED                   YEAR ENDED                      YEAR ENDED
                                          SEPTEMBER 30,                   DECEMBER 31,                     DECEMBER 31,
                                          2004 VS. 2003                   2003 VS. 2002                   2002 VS. 2001
                                 ------------------------------- ------------------------------- ------------------------------
                                              DUE TO CHANGE IN                DUE TO CHANGE IN               DUE TO CHANGE IN
                                                   AVERAGE                         AVERAGE                        AVERAGE
                                              ------------------              ------------------             ------------------
(Dollars in thousands)           INCREASE                        INCREASE                        INCREASE
                                    OR                              OR                              OR
                                 (DECREASE)    RATE     VOLUME  (DECREASE)     RATE      VOLUME (DECREASE)    RATE     VOLUME
                                 -----------  --------  -------- -----------  --------   ------- ----------  --------  --------
EARNING ASSETS:
Loans                            $   195        $ (35)   $   230    $   342    $  (142)   $  484    $   806    $ (390)   $ 1,196
Investment portfolio                  (8)          (6)        (2)       101         28        72        (60)      (72)        13
Federal funds sold                    12           (7)        19        (22)       (21)       (1)      (130)      (86)       (44)
                                 -------        -----    -------    -------    -------    ------    -------    ------    -------
           Total interest
             income                  199          (48)       247        420       (135)      555        616      (548)     1,164
                                 -------        -----    -------    -------    -------    ------    -------    ------    -------

INTEREST BEARING LIABILITIES:
Interest bearing demand
deposits                              $-        $  (1)   $     1    $    (2)   $    (5)   $    3    $     2    $   (1)   $     3
Money market deposit accounts        (37)         (37)         -       (130)      (197)       67         34      (147)       181
Savings deposits                      (1)           -         (1)        (4)        (3)       (1)         4        (2)         6
Certificates of deposit               22          (55)        77        (63)      (112)       49         97      (254)       350
Repurchase agreements                (13)         (10)        (3)        (8)       (36)       28         17       (25)        43
Other borrowed funds                   0            0          0          1         (0)        1         (0)       (1)         0
                                 -------        -----    -------    -------    -------    ------    -------    ------    -------
           Total interest
             expense                 (29)        (103)        74       (206)      (353)      147        154      (430)       584
                                 -------        -----    -------    -------    -------    ------    -------    ------    -------

           Net interest income   $   228        $  55    $   173    $   626    $   218    $  408    $   462    $ (118)   $   580
                                 =======        =====    =======    =======    =======    ======    =======    ======    =======


ALLOWANCE AND PROVISION FOR CREDIT LOSSES

         The provision for credit losses represents the expense recognized to fund the allowance for credit losses. At September 30, 2004, the allowance for credit losses stood at $1.1 million, or 2.50% of outstanding gross loans. Of this amount, "specific" reserves were $650 thousand and "general" reserves were $473 thousand. Specific reserves are used to individually allocate an allowance for loans identified as impaired, or which otherwise exhibit adverse characteristics that suggest a heightened risk of noncollection. General reserves those made with respect to other classified and unclassified loans in our portfolio based upon the methodology discussed below in order to maintain the allowance at a level which reflects our best estimate of the losses inherent in the portfolio with respect to such loans. Whether specific or general, amounts in the allowance for credit losses are available to absorb losses with respect to any loan. At December 31, 2003, the allowance for credit losses stood at $604 thousand, or 1.81% of outstanding gross loans. Of this amount, general reserves were $299 thousand and specific reserves were $305 thousand. The provision expense of $500 thousand for the nine months ended September 30, 2004 reflected an increase of $195 thousand from the same period in 2003, primarily as a result of a specific provision for a single lending relationship which became nonperforming in the third quarter of 2004 as a result of unexpected reversals in the borrower's business.

         Management has devised and refined a comprehensive review methodology to assess the adequacy of the allowance. This methodology permits several different assessments to be made. Principal consideration is accorded the assessment based upon the risk rating assigned to individual credits. Other assessments may be made by general categories of credits and by industry groups (at a number of levels) based upon Standard Industrial Classification codes. The methodology has the flexibility to permit additional evaluation criteria if so desired. Risk ratings are assigned to all credits at inception, and are reviewed at least annually. Consideration is given to many different factors: past credit record, capacity to repay, character of borrower, value of collateral, industry standards and overall economic conditions. Management also considers the growth and composition of the portfolio, the loss experience of other banks in our peer group, the results of examinations and evaluations of the overall portfolio by regulatory examiners and by external auditors, and the local, state and national economic outlook. Based principally on current economic conditions, perceived asset quality, loan loss experience of comparable institutions in CommerceFirst Bancorp's market area and a strong capital position, the allowance at September 30, 2004 is believed to be adequate.

         In addition to the above adequacy review, management also considers some bulk measures of adequacy. Specifically, an analysis is made of the entire portfolio, less the government guaranteed portion of SBA loans and those loans secured by cash deposits within CommerceFirst Bank. An additional measure compares the gross loan total without consideration of guarantees and/or collateral to the allowance. Each quarter, management formally recommends to the Board of CommerceFirst Bank the proposed amount to be allocated monthly to the allowance and accordingly charged to the appropriate expense account.

         The activity in the allowance for credit losses is shown in the following table.

                                              NINE MONTHS
                                                 ENDED              YEAR ENDED DECEMBER 31,
                                             SEPTEMBER 30,     -------------------------------
 (Dollars in thousands)                           2004            2003       2002      2001
                                            ----------------   --------   ---------   --------
 Balance at beginning of period                         $604       $655        $270        $90
 Provision for credit losses                             500        270         430        180
 Loans charged off (commercial)                           (9)      (333)        (47)         -
 Recoveries (commercial)                                  28         12           2          -
                                            ----------------   --------   ---------   --------
 Net charge-offs/recoveries                               19       (321)        (45)         -
                                            ----------------   --------   ---------   --------
 Balance at end of period                             $1,123       $604        $655       $270
                                            ================   ========   =========   ========

 Ratio of net charge-offs to average
 loans                                                   n/a%      0.97%       0.17%      0.00%


         During the nine months ended September 30, 2004 CommerceFirst Bank recorded a net recovery of $19 thousand, reflecting charge-offs of $9 thousand, offset by recoveries of prior charge-offs of $28 thousand. During 2003, CommerceFirst Bank recorded charge-offs of $333 thousand, as follows:

         o One loan, then in the amount of $747 thousand, was considered to be partially impaired but accruing at December 31, 2002, and CommerceFirst Bank provided a $250 thousand specific reserve in the allowance for credit losses for this loan as of December 31, 2002. Evidence of non-compliance with the repayment terms of the loan during the first quarter of 2003 resulted in reclassification of this loan as nonaccrual and in repossession of collateral. During the second quarter of 2003, the amount previously reserved, $250 thousand, was charged off. A shortfall after liquidation of collateral of $40 thousand was charged off in the fourth quarter. Other repayments obtained from the borrower have reduced the outstanding balance to $85 thousand (excluding all prior charge-offs) at December 31, 2003, which was carried as a nonaccrual loan. This amount was paid in February 2004, together with an additional $9 thousand, reflected as a recovery in the first quarter of 2004. To date, of the initial $747 thousand balance, we have charged-off $270 thousand net of recoveries, in respect of this loan.

         o Two unrelated commercial loans totaling $43 thousand were determined to be uncollectible during the fourth quarter of 2003 and were charged-off.

         Charge-offs and recovery activity during 2002 related to three commercial loans to a single borrower.

         Additionally, CommerceFirst Bank has established a reserve for unfunded commitments that is recorded by a provision charged to other expenses. At September 30, 2004, December 31, 2003 and December 31, 2002, the balance of this reserve was $22.5 thousand, $18 thousand and $12 thousand, respectively. The reserve is an amount that management believes will be adequate over time to absorb possible losses on unfunded commitments that may become uncollectible in the future. We did not maintain a separate reserve for unfunded commitments prior to 2002.

ASSET QUALITY

         In its lending activities, CommerceFirst Bank seeks to develop sound credits with customers who will grow with the bank. There has not been an effort to rapidly build the portfolio and earnings at the sacrifice of asset quality. At the same time, the extension of credit inevitably carries some risk of non-payment.

         The following table shows an analysis of nonperforming assets at the dates indicated:

                                                                    DECEMBER 31,
                                               SEPTEMBER     ---------------------------
(Dollars in thousands)                         30, 2004        2003      2002     2001
                                             -------------   --------  --------  -------
Nonaccrual loans:
     Commercial                                     $1,121       $391       $75        -
Accruing loans past due 90 days or more:                 -          -         -        -
Restructured loans                                       -          -         -        -
Real estate owned                                        -          -         -        -
                                             -------------   --------  --------  -------
             Total nonperforming assets             $1,121       $391       $75        -
                                             =============   ========  ========  =======


         Interest income that would have been accrued in respect of nonaccrual loans if they had been current in accordance with their terms was $28 thousand for the nine months ended September 30, 2004, $13 thousand for the year ended December 31, 2003 and $2 thousand for the year ended December 31, 2002. No amount was included in net interest income during any period with respect to nonaccrual loans.

         Nine months ended September 30, 2004. At September 30, 2004, CommerceFirst Bank had four loans totaling $1.1 million in nonaccrual status, up from $391 thousand at December 31, 2003. Two of these loans, totaling $908 thousand, to the same borrower were recognized as impaired on September 1, 2004 and placed on non-accrual status at that time. In addition, there is an overdraft of $52 thousand on this borrower's checking account occasioned by a draw against a Letter of Credit issued on behalf of the borrower. Both loans are secured by real estate and by assignment of all business assets, including accounts receivable. One of the loans, for $258 thousand, also carries a 75% SBA guarantee. Liquidation of the real estate collateral is expected to generate approximately $500,000 but the bank is unable at this time to place a realistic valuation on the business assets. The SBA guaranteed loan has a priority over the other extensions of credit by the bank in the real estate collateral, and is expected to be repaid from the proceeds of the liquidation of the real estate collateral, without drawing upon the guarantee. In September 2004, the Bank recorded a charge of $350 thousand against earnings and established a specific reserve of $369 thousand for these loans.

         Of the remaining two loans, one, in the amount of $199 thousand, carries a SBA guarantee of 75%, and the other has a balance of $13 thousand. Specific reserves of $57 thousand have been allocated for these loans. There were no accrual loans past due thirty days or more, no restructured loans and no real estate owned. Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more.

         In addition, at September 30, 2004, there were two related commercial loans totaling $290 thousand considered to be potential problem loans. One of these loans in the amount of $130 thousand carries a 75% SBA guarantee. Specific reserves of $136 thousand have been allocated for these loans.

         Finally, at September 30, 2004, there were three commercial loans to unrelated borrowers totaling $822 thousand which are not considered potential problem loans and are generally well secured by collateral, but exhibit characteristics that warrant closer scrutiny and attention to these credits than would otherwise be appropriate. Specific reserves of $88 thousand have been allocated to these credits. For these purposes, a "potential problem loan" is defined as a loan which is not included in the past due, non-accrual or restructured categories but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms.

         Years Ended December 31, 2003, 2002 and 2001. At December 31, 2003, CommerceFirst Bancorp had no loans delinquent beyond 30 days, and there were three loans totaling $391 thousand in nonaccrual status. At December 31, 2002, CommerceFirst Bancorp had three loans totaling $365 thousand delinquent beyond 30 but less than 90 days and three loans totaling $75 thousand in nonaccrual status. In 2001, CommerceFirst Bancorp had no loans delinquent beyond 30 days and no loans in nonaccrual status. Generally, the accrual of interest is discontinued when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. As discussed above, an allowance for credit losses has been provided.

         At December 31, 2003, there were three loans totaling $391 thousand in nonaccrual status for which we have provided specific reserves of $30 thousand in the allowance for credit losses.

         o One loan in the amount of $192 thousand at December 31, 2003 was reduced to $117 thousand by a principal curtailment of $75 thousand on January 27, 2004, and was restored to accrual status.

         o One loan in the amount of $114 thousand at December 31, 2003 carries an 85% SBA guarantee. As of August 14, 2004, the liquidation process had generated approximately $48 thousand which has been applied against the loan as an offset. CommerceFirst Bank anticipates its potential loss exposure to be approximately $10 thousand.

         o One loan in the amount of $85 thousand at December 31, 2003 has been paid.

         In addition, at December 31, 2003, there were 12 commercial loans to six unrelated borrowers totaling $1.4 million, which are not considered potential problem loans and are generally well secured by collateral and/or SBA guarantees but which exhibit characteristics that warrant closer scrutiny and attention than would otherwise be appropriate. Specific reserves of $276 thousand have been allocated to these credits. For these purposes, a "potential problem loan" is defined as a loan which is not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms.

         The following table shows the allocation of the allowance for credit losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.


                                                                                 DECEMBER 31,
                                  SEPTEMBER 30,       --------------------------------------------------------------------
                                      2004                    2003                   2002                    2001
                             ------------------------ ---------------------- ----------------------  ---------------------
(Dollars in thousands)                   PERCENT OF             PERCENT OF              PERCENT OF              PERCENT OF
                               AMOUNT    TOTAL LOANS    AMOUNT  TOTAL LOANS    AMOUNT   TOTAL LOANS    AMOUNT   TOTAL LOANS
                             ----------  -----------  --------  -----------  ---------  -----------  --------   ----------
Commercial                         $650      63.11%       $305      62.61%      $386       65.45%          -      70.07%
Real estate - commercial
mortgage                              -      36.89           -      37.39          -       34.55           -      29.86
Installment loans to
individuals                           -          -           -          -          -           -           -       0.07
Unallocated                         473          -         299          -        269           -         270          -
                             ----------  ----------   --------  ---------    -------    --------      ------    --------
Balance, end of period           $1,123     100.00%       $604     100.00%      $655      100.00%       $270     100.00%
                             ==========  =========    ========  =========    =======    ========      ======    ========


LOANS

         The loan portfolio is the largest component of earning assets and accounts for the greatest portion of total interest income. At September 30, 2004, total loans were $45.0 million, a 32% increase from the $34.1 million in loans outstanding at September 30, 2003. Total loans at September 30, 2004 represented a 35.1% increase from the $33.3 million of loans at December 31, 2003. At December 31, 2002, total loans were $30.5 million, a 47.3% increase from the $20.7 million in loans outstanding at December 31, 2001. In general, loans consist of internally generated loans and participation loans purchased from other local community banks. Lending activity is confined to our market area. We do not engage in foreign lending activities.

The following table presents the composition of the loan portfolio by type of loan at the dates indicated:

                                                                             DECEMBER 31,
                                 SEPTEMBER 30,      ----------------------------------------------------------------
(Dollars in thousands)                2004                 2003                  2002                  2001
                              --------------------- -------------------- --------------------- ---------------------
                               BALANCE   PERCENT(1)  BALANCE  PERCENT(1)  BALANCE  PERCENT(1)   BALANCE   PERCENT(1)
                              ---------  ----------  -------  ---------- --------  ----------   -------   ----------
Commercial                      $28,378     63.11%   $20,867     62.61%   $19,978      65.45%    $14,497     70.07%
Real estate - commercial
mortgage                         16,585     36.89     12,462     37.39     10,544      34.55       6,177     29.86
Installment loans to
individuals                           -         -          -         -          -          -          14      0.07
                                -------     -----    -------     -----    -------      -----     -------     -----
Gross loans                      44,963    100.00%   $33,329    100.00%   $30,522     100.00%     20,688    100.00%
Less  allowance  for  credit
losses                           (1,123)                (604)                (655)                  (270)
Less unearned fees                  (44)                 (37)                 (36)                   (20)
                                -------              -------              -------                -------
Loans, net                      $43,795              $32,688              $29,831                $20,398
                               ========              =======              =======                =======


(1) Represents percentage of loans in each category to total loans.

         The following table shows the interest rate sensitivity of the loan portfolio at September 30, 2004. Demand loans, loans without a stated maturity and overdrafts are reported as due in one year or less. Floating rate loans are reported to reflect the period until repricing. At September 30, 2004, the total amount of loans due after one year with fixed rates of interest was approximately $13.6 million.


                                                       DUE
                                ---------------------------------------------------
(Dollars in thousands)                           AFTER ONE YEAR
                                 WITHIN ONE       THROUGH FIVE        AFTER FIVE
                                    YEAR              YEARS              YEARS          TOTAL
                                 ----------      ---------------      ----------      --------
Commercial                         $23,914           $ 4,019           $   445        $28,378
Real estate - commercial
mortgage                             7,429             8,883               273         16,585
Installment loans to
individuals                              -                 -                 -              -
                                   -------           -------           -------        -------
                      Total        $31,343           $12,902           $   718        $44,963
                                   =======           =======           =======        =======

Fixed                              $ 6,685           $12,902           $   718        $20,305
Floating                            24,658                 -                 -         24,658
                                   -------           -------           -------        -------
                      Total        $31,343           $12,902           $   718        $44,963
                                   =======           =======           =======        =======


INVESTMENT SECURITIES

         At September 30, 2004, the carrying value of our investment securities portfolio was approximately $6.2 million as compared to carrying values of $7.1 million, $5.1 million and $4.0 million at December 31, 2003, 2002 and 2001, respectively. The before tax unrealized loss on securities available for sale at September 30, 2004 was $1 thousand as compared to unrealized pre-tax gains of $60 thousand, $86 thousand and no meaningful amount at December 31, 2003, 2002 and 2001, respectively. The increases in carrying value through December 31, 2003 is a direct result of the purchase of additional U.S. Treasury securities, principally to support the Securities Sold Under Agreement to Repurchase/Sweep Account program that is discussed in greater detail under "- Deposits and Liquidity Management" at page . The decline in the size of the portfolio since December 31, 2003 is primarily due to the use of the proceeds from maturities of securities to fund loans. The decrease in unrealized gain is primarily attributable to the decrease in market value caused by the upturn in bond market interest rates.

         We currently classify our entire securities portfolio as available for sale. Increases in the portfolio will occur whenever deposit growth outpaces loan demand and the forecast for growth is such that the investment of excess liquidity in investment securities (as opposed to short-term investments such as Federal funds) is warranted. In general, our investment policy is to acquire direct U.S. Treasury securities and fully guaranteed U.S. government agency issues with a remaining maturity of four years or less. As we develop our loan portfolio, we anticipate that we will maintain the average maturity of the securities portfolio at two years or less. As CommerceFirst Bancorp and the loan portfolio mature, we will reassess the appropriate composition and maturities of the securities portfolio. In addition, CommerceFirst Bank will purchase Federal Reserve stock in accordance with regulation and expects to maintain small equity positions in stock in two banker's banks to facilitate loan participations. The increase of $25 thousand in 2003 over 2002 in corporate equities shown below reflects such an investment.

         The following table provides information regarding the composition of CommerceFirst Bancorp's investment securities portfolio at the dates indicated. See the Consolidated Financial Statements and the Notes thereto for additional information regarding the investment securities portfolio.

                                                                             DECEMBER 31,
                                 SEPTEMBER 30,      ----------------------------------------------------------------
(Dollars in thousands)                2004                 2003                  2002                  2001
                              --------------------- -------------------- --------------------- ---------------------
Available for Sale (at
estimated market value):       BALANCE   PERCENT(1)  BALANCE  PERCENT(1)  BALANCE  PERCENT(1)   BALANCE   PERCENT(1)
                              ---------- ---------   -------  ---------   -------  ----------   -------   ---------
U.S. Treasuries                   $6,026     96.80%   $7,087     97.33%    $5,093      96.65%     $3,982     95.45%
Federal Reserve Stock                137      2.20       132      1.82        139       2.65         153      3.67
Corporate equities                    62      1.00        62      0.85         37       0.70          37      0.89
                              ---------- ---------  --------  --------     ------     ------     -------    ------
                   Total          $6,225    100.00%   $7,282    100.00%    $5,269     100.00%     $4,172    100.00%
                              ========== =========  ========  ========     ======     ======     =======    ======


(1) Represents percentage of investments securities in each category to total investments.

         The following table sets forth the projected maturities of the U.S. Treasury securities component of the investment securities portfolio as of September 30, 2004 and the average yields:


                                                   AFTER ONE YEAR
                           ONE YEAR OR LESS      THROUGH FIVE YEARS      AFTER 10 YEARS             TOTAL
                          --------------------   -------------------   -------------------   --------------------
 (Dollars in thousands)   CARRYING    AVERAGE    CARRYING   AVERAGE    CARRYING   AVERAGE    CARRYING   AVERAGE
                           VALUE       YIELD      VALUE      YIELD      VALUE      YIELD      VALUE      YIELD
                          ---------   --------   --------   --------   --------   --------   --------   ---------
 U.S. Treasuries            $1,001      2.05%     $5,025      4.06%          -          -     $6,026       2.39%



         At September 30, 2004, there were no issuers, other than the U.S. Government, whose securities owned by CommerceFirst Bancorp or CommerceFirst Bank had a book or market value exceeding 10% of CommerceFirst Bancorp's stockholders' equity.

NONINTEREST INCOME

         Noninterest income principally is generated from two sources: deposit account services charges and gains from the sale of the guaranteed portion of SBA loans. For the nine month period ended September 30, 2004, deposit account services charges amounted to $233 thousand as compared to $243 thousand for the same period in 2003. For the three month period ended September 30, 2004, such charges amounted to $77 thousand as compared to $78 thousand for the same period in 2003. Income from service charges and fees on deposit relationships totaled $327 thousand in 2003 as compared to $175 thousand in 2002 and $76 thousand in 2001, as the account base grew.

         For the nine month period ended September 30, 2004, the gains from the sales of SBA loans amounted to $199 thousand. For the three month period ended September 30, 2004, the gain from this source amounted to $73 thousand. Prior to 2004, there was no revenue from this source during any period. Currently, we intend to sell the guaranteed portion of most additional SBA loans, resulting in a continuing stream of income that will vary from quarter to quarter, depending in part upon the amount actually sold. As CommerceFirst Bank continues to develop these and additional sources of income, it is expected that noninterest income will continue to be a significant contributor to our overall profitability, although there can be no assurance of this.

NONINTEREST EXPENSE

         Noninterest expense totaled $1.6 million for the nine month period ended September 30, 2004, as compared to $1.4 million for the same period in 2003. In each period, salary and benefit expense was the largest component: $982 thousand and $832 thousand in 2004 and 2003, respectively. Noninterest expense totaled $553 thousand for the three month period ended September 30, 2004 as compared to $452 thousand for the same period in 2003. In each period, salary and benefit expense was the largest component: $332 thousand and $286 thousand in 2004 and 2003, respectively. The increases in expenses are principally attributable to increased staffing, particularly the addition of a senior officer to lead our expansion in the Prince George's County market. These amounts are in line with projections and are deemed necessary to attract and retain qualified personnel essential to the growth and continued profitability of CommerceFirst Bank and CommerceFirst Bancorp.

         Noninterest expenses of $1.9 million were incurred in 2003 as compared to $1.7 million in 2002 and $1.6 million in 2001. The most significant noninterest expense item was salaries and benefits, $1.1 million in 2003, as compared to $1.0 million in 2002 and $904 thousand in 2001. Principal components included additional staffing, salary increases and, in 2003, commencement of an employee 401(k) plan matching contribution. Please refer to the Consolidated Financial Statements and the Notes thereto for additional information regarding noninterest expenses.

INCOME TAXES

         At September 30, 2004, in compliance with SFAS No. 109, Accounting for Income Taxes, CommerceFirst Bancorp eliminated the valuation allowance for the deferred tax asset, thereby recognizing $945 thousand in income tax benefits in income during the quarter. In future periods the Company will recognize income tax expense based upon earnings in each period.

DEPOSITS AND LIQUIDITY MANAGEMENT

         Liquidity is a measure of CommerceFirst Bank's ability to meet the demands required for the funding of loans and to meet depositors' requirements for use of their funds. CommerceFirst Bank's principal sources of liquidity are cash balances, due from banks, Federal funds sold and short-term securities.

         At September 30, 2004, management considered the liquidity position of CommerceFirst Bancorp and CommerceFirst Bank to be satisfactory. At September 30, 2004, under CommerceFirst Bancorp's liquidity formula, it had $9.8 million of liquidity representing 16% of total assets. Continued strong growth in deposits will be required to fund loan growth. Accordingly, we intend to maintain a competitive posture in our deposit interest rate offerings. While adequate liquidity is imperative, excess liquidity has the effect of a lower interest margin, as funds not invested in loans are placed in short-term investments that generally carry a lower yield.

         Our principal sources of funds are core deposits, consisting of demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit from the local market area. These accounts provide CommerceFirst Bank with a relatively stable source of funds and a source of fee income. Consistent with our focus on business banking, we do not seek significant numbers of smaller, retail consumer deposit relationships, choosing instead to target larger deposit relationships by offering interest rates on certificates of deposit of $100,000 or more which are near the top of the local market, and by providing significant cash management capabilities to our commercial customers. As a result, a substantial portion of our deposits, 67.4% as of September 30, 2004, relate to account relationships aggregating over $100,000.

         At September 30, 2004, deposits totaled $46.8 million, principally money market deposit accounts ($13.2 million), certificates of deposit ($22.2 million) and demand deposits ($12.2 million). By comparison, deposits at December 31, 2003 totaled $40.6 million, primarily money market deposit accounts ($16.2 million), certificates of deposits ($13.2 million) and demand deposits ($9.4 million). Deposits were $34.9 million at December 31, 2002, mainly money market deposit accounts ($15.2 million), certificates of deposit ($12.8 million) and demand deposits ($5.6 million), and $18.1 million at December 31, 2001, mostly money market deposit accounts ($7.0 million), certificates of deposit ($7.3 million) and demand deposits ($3.3 million). During September 2004, the bank accepted approximately $5.5 million in brokered certificates of deposit in anticipation of significant loan funding requirements. These certificates mature in roughly equal amounts in one, two and three years. The interest rates paid to attract these deposits were equal to or below the rates paid to attract local deposits.

         The following table reflects average deposits and average rates paid, by category, for the periods indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                        NINE MONTHS ENDED   -----------------------------------------------------------
 (Dollars in thousands)                 SEPTEMBER 30, 2004          2003                2002                2001
                                        ------------------- -------------------- ------------------ -------------------
     Noninterest bearing demand             9,721   -  %      $ 6,770    -  %     $ 3,420   -   %      $ 2,186   -  %
     Interest bearing demand                1,668  0.23         1,119   0.34          764   0.81           416  0.87
     Money market                          14,549  0.70        14,114   0.96       11,270   2.36         6,333  3.67
     Savings                                  214  0.25           307   0.52          376   1.60            81  2.10
     Certificates of deposit of
       $100,000 or more                    14,595  2.49        11,918   2.95       10,698   3.86         5,055  6.24
     Other time deposits                      572  3.39           253   1.64          208   3.04           170  4.15
                                          -------  -----      -------   ----      -------   ----       -------  ----
                              Total       $41,339  1.19%      $34,481   1.44%     $26,736   2.61%      $14,241  3.93%
                                          =======  ====       =======   ====      =======   ====       =======  ====


         The following table indicates the amount of CommerceFirst Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 2004.

(Dollars in thousands)
       Due in:   3 months or less                 $7,817
                 Over 3 months through 6
                   months                            744
                 Over 6 months through 12
                   months                          2,193
                 Over 12 months                    5,755
                                               ----------
                                                 $16,509
                                               ==========

         In addition, CommerceFirst Bank offers Securities Sold under Repurchase Agreement/Sweep accounts to its commercial clientele. Although these funds are technically not deposit liabilities, they are nonetheless an ongoing source of core funding and contribute significantly to CommerceFirst Bank's liquidity management. At September 30, 2004, CommerceFirst Bank had $2.9 million in such funding. By comparison, the December 31, 2003, 2002 and 2001 totals were $4.7 million, $5.3 million and $2.7 million, respectively.

         The following table provides information regarding CommerceFirst Bancorp's short-term borrowings for the periods indicated. See the Consolidated Financial Statements and the Notes thereto for additional information regarding CommerceFirst Bancorp's borrowings.


(Dollars in thousands)                             MAXIMUM
                                                   AMOUNT
                                                OUTSTANDING                                                 ENDING
                                                AT ANY MONTH      AVERAGE       AVERAGE       ENDING        AVERAGE
                                                    END           BALANCE        RATE         BALANCE        RATE
                                               ---------------    ---------     --------     ----------    ---------
Customer repurchase agreements, federal
funds purchased and Treasury Tax & Loan
balances:
              Nine Months Ended
                   September 30, 2004                  $7,284       $4,662        0.46%         $2,917        0.57%
              Year Ended December 31,
              2003                                      9,763        4,734        0.69%          4,694        0.37%
              Year Ended December 31,
              2002                                      5,326        2,711        1.44%          5,326        1.11%
              Year Ended December 31,
              2001                                      2,751          929        2.41%          2,751        1.95%


OFF-BALANCE SHEET ARRANGEMENTS

         With the exception of CommerceFirst Bank's obligations in connection with its irrevocable letters of credit, and loan commitments, CommerceFirst Bank has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on CommerceFirst Bank's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. For additional information on off-balance sheet arrangements, please see the Consolidated Financial Statements and the Notes thereto for additional information regarding these off-balance sheet commitments.

INTEREST RATE RISK MANAGEMENT

         Banks and other financial institutions are dependent upon net interest income, the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities. Changes in interest rates inevitably have an impact on interest income. GAP, a measure of the difference in volume between interest bearing assets and interest bearing liabilities, is a means of monitoring the sensitivity of a financial institution to changes in interest rates. The chart below provides an indicator of the rate sensitivity of CommerceFirst Bancorp. A positive GAP indicates the degree to which the volume of repriceable assets exceeds repriceable liabilities in particular time periods. CommerceFirst Bancorp has a positive GAP of 25.78% out to three months and a cumulative positive GAP of 17.00% out to 12 months, an asset sensitive position, which would generally indicate increased net interest income in a rising rate environment. However, this measurement of interest rate risk sensitivity represents a static position as of a single day and is not necessarily indicative of the interest rate risk position at any other point in time, does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates, and does not take into account the specific timing of when changes to a specific asset or liability will occur.

         Management has carefully considered its strategy to maximize interest income by reviewing interest rate levels and economic indicators. These factors have been thoroughly discussed with the Board of Directors and management believes that existing strategies are appropriate for current economic and interest rate trends.


                                                           3 MONTHS
                                               UP TO          TO 1        1 TO 3         3-5          OVER 5
(Dollars in thousands)                       3 MONTHS         YEAR         YEARS        YEARS          YEARS        TOTAL
                                             ---------     ---------    ----------    ---------    ----------    ----------
ASSETS:
   Federal funds sold                          $ 8,305           $-            $-           $-      $-            $ 8,305
   Investment securities                         1,001            -         5,025            -          -           6,026
   Loans                                        28,279        1,934         4,546        8,329        718          43,806
                                               -------      -------       -------      -------      -----         -------
Total interest earning assets                   37,585        1,934         9,571        8,329        718          58,137
                                               =======      =======       =======      =======      =====         =======

LIABILITIES AND EQUITY:
   Money market deposit accounts               $13,196           $-            $-           $-      $-            $13,196
   NOW accounts                                  3,639            -             -            -          -           3,639
   Savings                                         178            -             -            -          -             178
   Certificates of deposit                       7,966        4,906         9,172          160          -          22,204
   Repurchase agreements                         2,917            -             -            -          -           2,917
                                               -------      -------       -------      -------      -----         -------
Total interest bearing liabilities             $27,896      $ 4,906       $ 9,172      $   160      $-            $42,134
                                               =======      =======       =======      =======      =====         =======

Period GAP                                     $ 9,689      $(2,972)      $   399      $ 8,169    $   718
Cumulative GAP                                 $ 9,689      $ 6,717       $ 7,116      $15,285    $16,003

Period GAP/period earning assets                 25.78%       (1.54)%        0.04%        0.98%      1.00%
Cumulative GAP/cumulative earning assets         25.78%       17.00%        14.50%       26.62%     27.53%



CAPITAL RESOURCES AND ADEQUACY

         The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance and changing competitive conditions and economic forces. The adequacy of CommerceFirst Bancorp's and CommerceFirst Bank's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

         The capital positions of CommerceFirst Bank continue to meet regulatory requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier I risk-based capital, total risk-based capital and leverage ratios. For CommerceFirst Bancorp and CommerceFirst Bank, Tier I capital consists of common stockholders' equity; total risk-based capital consists of Tier I capital and a portion of the allowance for credit losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The leverage ratio compares Tier I capital to total average assets. All of these ratios are well in excess of the mandated minimum requirements.

         CommerceFirst Bancorp currently has no business other than that of CommerceFirst Bank and does not currently have any material funding commitments unrelated to that business. CommerceFirst Bank's principal sources of funds for loans, investments and general operations are deposits from its primary market area, principal and interest payments on loans and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits, and the payment for checks drawn upon it. CommerceFirst Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from other financial institutions and Federal funds sold. The levels of such assets are dependent on CommerceFirst Bank's lending, investment and operating activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and loan demand, both current and anticipated. At September 30, 2004, CommerceFirst Bank's cash and cash equivalents totaled $9.8 million.

         CommerceFirst Bank may draw upon a $2.2 million Federal funds borrowing facility from other financial institutions. At September 30, 2004, no amounts were outstanding under these facilities. CommerceFirst Bancorp believes its levels of liquidity and capital are adequate to conduct the business of CommerceFirst Bancorp and CommerceFirst Bank.

         The Federal Reserve Board and the FDIC have established guidelines with respect to the maintenance of appropriate levels of capital by bank holding companies and state non-member banks, respectively. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets. The capital guidelines for bank holding companies are not currently applicable to CommerceFirst Bancorp, and, generally, will not be applicable until we exceed $150 million in assets or engage in certain highly leveraged activities. At September 30, 2004, CommerceFirst Bancorp and CommerceFirst Bank were in full compliance with these guidelines, as follows:


                                                  MINIMUM FOR
                                                    CAPITAL        MINIMUM TO BE WELL
                                                    ADEQUACY       CAPITALIZED UNDER
                                    ACTUAL          PURPOSES       PROMPT PROVISIONS
                                 -------------- ----------------- --------------------
Total risk-based capital
    CommerceFirst Bancorp             15.9%            8.0%               N/A
    CommerceFirst Bank                15.6%            8.0%             10.0%
Tier I risk-based capital
    CommerceFirst Bancorp             14.6%            4.0%               N/A
    CommerceFirst Bank                14.3%            4.0%              6.0%
Tier I leverage capital
    CommerceFirst Bancorp             12.7%            4.0%               N/A
    CommerceFirst Bank                12.5%            4.0%              5.0%



                                    BUSINESS

         CommerceFirst Bancorp, Inc. was incorporated under the laws of the State of Maryland on July 9, 1999 to serve as the bank holding company for a newly formed Maryland chartered commercial bank. We were formed by a group of local businessmen and professionals with significant prior experience in community banking in CommerceFirst Bancorp's market area, together with an experienced community bank senior management team. Our sole subsidiary, CommerceFirst Bank, a Maryland chartered commercial bank and member of the Federal Reserve System, commenced banking operations on June 29, 2000. CommerceFirst Bank currently operates from its main office in Annapolis, Maryland, and a branch located in Lanham, Maryland, Prince George's County, which opened late in the third quarter of 2004. We expect that we will seek to open additional branch offices in Anne Arundel, Prince George's Counties and neighboring counties in locations with high concentrations of business customers. Our goal is to establish an average of one additional branch per year over the next three to five years. There can be no assurance that we open any additional branches in our market area, the timing of any branch development, that any branch will be profitable, or that branching activity will add to shareholder value.

         CommerceFirst Bank operates as a community bank alternative to the larger regional, superregional and out-of-market headquartered financial institutions that dominate its primary market area. The cornerstone of our philosophy is to provide superior, individualized service to our customers. We focus on relationship banking, providing each customer with a number of services, becoming familiar with, and addressing, customer needs in a proactive, personalized fashion. Based on our business plan, we have established a commercial banking organization which:

         o offers our customers the best attributes of a community bank, providing personalized and responsive service and professional delivery of core commercial banking services, which we believe is attractive to small and middle market commercial customers that are often overlooked or underserved by larger banks;

         o adheres to stringent credit underwriting standards and hands-on management in order to maintain the quality of our earning assets, which is important to achieving further controlled growth and profitability;

         o has built a systems and operational infrastructure that will support the expansion of our banking franchise without significant additional infrastructure expense, which we believe will enable us to achieve greater operating efficiencies as our banking franchise matures and grows; and

         o takes advantage of technological advances to provide our customers the convenience of Internet and electronic banking, which we believe gives us the ability to attract commercial customers whose banking needs require sophistication, yet still prefer the personalized and responsive services that we offer.

         It is our plan to continue to expand our banking franchise by selectively opening additional branches, and by attracting additional experienced lending officers to build our customer base within our target market area. We believe we are well positioned to continue to grow our assets and increase shareholder value while maintaining loan quality and individualized customer service. The principal elements of our strategy include:

Focusing on Small and Medium-Sized Businesses - We will continue to focus on attracting additional customers by:

         o hiring additional loan officers with significant experience and a portfolio of commercial customers, with close ties to the local business community, and then establishing branches around them to support their efforts;

         o becoming the lender and banking relationship manager of choice to small and medium-sized businesses in our market area who are too frequently ignored or turned away by large financial institutions;

         o providing superior commercial banking services to businesses, their owners and professionals, as opposed to other community banks that tend to cater primarily to retail depositors;

         o offering personalized customer service provided by experienced banking professionals, in order to enhance customer satisfaction and loyalty; and

         o having our management and lenders highly involved, including occasional local leadership roles, with business service organizations within the bank's primary markets to maintain a high level of visibility and awareness for the bank, its Board and customer relationship officers.

Achieving Growth and Greater Profitability - We intend to achieve further growth and greater profitability by:

         o increasing commercial loan volume; by increasing penetration in existing markets and hiring high performing lending officers and selectively branching to serve their customers' needs;

         o funding loan growth and generating fee income with liquidity provided by quality deposit and cash management programs;

         o maintaining and enhancing our margin through the combination of properly priced deposits and strong loan yields; and

         o continuing to strive for a high quality and well-priced loan portfolio.

         Description of Services. We offer full commercial banking services to our business and professional clients. CommerceFirst Bank emphasizes providing commercial banking services to sole proprietorships, small and medium-sized businesses, partnerships, corporations, and non-profit organizations and associations in and near our primary service area. Limited retail banking services are offered to accommodate the individual needs of commercial customers as well as members of the communities we serve.

         We are developing a loan portfolio consisting primarily of business loans with variable rates and/or short maturities where the cash flow of the borrower is the principal source of debt service, with a secondary emphasis on collateral. Real estate loans are made generally for commercial purposes and are structured with fixed rates that adjust in three to five years, generally with maturities of five to ten years, or with variable rates tied to various external indices and adjusting as the indices change.

         In general, we offer the following credit services:

         o Commercial loans for business purposes including working capital, equipment purchases, real estate, lines of credit, and government contract financing. Asset based lending and accounts receivable financing are available on a selective basis.

         o  Real estate loans for business and investment purposes.

         o  Commercial lines of credit.

         o  Merchant credit card services are offered through an outside vendor.

         We have developed an expertise in making loans under the guarantee programs of the SBA. We have recently hired an additional lender who has significant experience in making SBA guaranteed loans. We currently expect that we will sell the guaranteed portion of SBA loans to secondary market investors as soon as possible after funding, while retaining the uninsured portion. The sale of the guaranteed portion of such loans is expected to result in gains, and we expect to receive fees for servicing the loans. SBA guaranteed loans are subjected to the same underwriting standards we apply to other loans we make, and as we have elected not to seek "preferred lender" status, are also subject to the SBA's underwriting and approval procedures, although these procedures do not guarantee the absence of risk of nonpayment. We believe that not electing preferred lender status provides us with greater flexibility in resolving problem SBA loans and greater control over our internal resources, as not being a preferred lender allows us the option of performing the workout ourselves where we expect our control of the process will maximize recovery, or putting the loan back to the SBA for resolution.

         The direct lending activities in which we engage each carries the risk that the borrowers will be unable to perform on their obligations. Interest rate policies of the Federal Reserve and general economic conditions have a significant impact on our results of operations. To the extent that economic conditions deteriorate, business and individual borrowers may be less able to meet their obligations to CommerceFirst Bank in full in a timely manner, resulting in decreased earnings or losses. To the extent we make fixed rate loans, general increases in interest rates will tend to reduce our spread as the interest rates we must pay for deposits increase while interest income is flat. Economic conditions and interest rates may also adversely affect the value of property pledged as security for loans.

         Deposit services include business and personal checking accounts, NOW accounts, savings accounts, and a tiered money market account basing the payment of interest on balances on deposit. Certificates of deposit are offered using a tiered rate structure and various maturities. The acceptance of brokered deposits is not a part of our core funding strategy, although we do accept a limited amount of brokered or other non-core deposits as and when deemed appropriate by management in order to have available funding sources for loans and investments. Currently, our policy limits such deposits to 15% of total deposits.

         Other services for business accounts include Internet banking services, cash management services such as sweep accounts-repurchase agreements, a limited lockbox processing service, and credit card depository. An after hours depository is also available.

         Bills have been introduced in each of the last several Congresses that would permit banks to pay interest on checking and demand deposit accounts established by businesses, a practice which is currently prohibited by regulation. If the legislation effectively permitting the payment of interest on business demand deposits is enacted, of which there can be no assurance, it is likely that we may be required to pay interest on some portion of our non-interest bearing deposits in order to compete against other banks. As a significant portion of our deposits are non-interest bearing demand deposits established by businesses, payment of interest on these deposits could have a significant negative impact on our net income, net interest income, interest margin, return on assets and equity, and other indices of financial performance. We expect that other banks would be faced with similar negative impacts. We also expect that the primary focus of competition would continue to be based on other factors, such as quality of service.

         Source of Business. Management believes that the customers which we target, small to medium-sized businesses and the professional base of our market areas, demand the convenience and personal service that a smaller, independent financial institution such as CommerceFirst Bank can offer. It is these themes of convenience and personal service that form the basis for our business development strategies. We provide services from our strategically located main office in Annapolis, Maryland. We believe this location meets the needs of CommerceFirst Bank's existing and potential customers in the Annapolis market area, and provides prospects for additional growth and expansion. In the third quarter of 2004, our first branch office opened in Lanham, Prince George's County, Maryland. We believe Lanham and the surrounding area has a significant number of commercial customers of the type targeted by the bank. Subject to obtaining necessary regulatory approvals, capital adequacy, the identification of appropriate sites, then current business demand and other factors, we hope to be able to establish an average of one additional office each year, for the next three to five years. There can be no assurance that we will establish any additional branches or that they will be profitable.

         We have capitalized upon the extensive business and personal contacts and relationships of our directors and executive officers to establish our initial customer base. To introduce new customers to CommerceFirst Bank, reliance is placed on aggressive officer-originated calling programs and director, customer and shareholder referrals.

         The risk of nonpayment (or deferred payment) of loans is inherent in commercial banking. Our marketing focus on small to medium-sized businesses may result in the assumption of certain lending risks that are different from those attendant to loans to larger companies. Management carefully evaluates all loan applications and attempts to minimize its credit risk exposure by use of thorough loan application, approval and monitoring procedures; however, there can be no assurance that such procedures can significantly reduce such lending risks.

EMPLOYEES

         At September 30, 2004, we had 18 full-time equivalent employees. The Chairman of the Board, an attorney in private practice, devotes considerable time each month to the advancement of CommerceFirst Bank, principally in business development activities. CommerceFirst Bancorp (as distinguished from CommerceFirst Bank) does not have any employees or officers who are not employees or officers of the bank. None of our employees are represented by any collective bargaining group, and we believe our employee relations are good.

MARKET AREA AND COMPETITION

         Location and Market Area. Our main office and the headquarters are located at 1804 West Street, Annapolis, Maryland 21401. Our first branch office (our second banking location), is located at 4451 Parliament Place, Lanham, Maryland, and opened in the third quarter of 2004.

         CommerceFirst is located in one of the most dynamic regions in the United States. The Federal Government has a major direct and indirect influence on the economies, infrastructure and land use management of Washington, D.C. and the Maryland and Virginia counties surrounding Washington. The region is the nation's 4th largest market - with a population of 6.9 million and a workforce of 3.4 million - and is the home to three major airports, the nation's capital and a highly educated workforce. The regional economy is perennially strong and diverse, boasts consistently high job growth and low unemployment and is increasingly service sector and small business oriented. Information technology, the medical industry and tourism are all major growth industries for the region. These industries are characterized by small niche oriented enterprises that thrive on their ability to tap the highly educated workforce and abundant access to the region's substantial communications infrastructure.

         The bank's market strategy is to grow within the Central Maryland corridor, which consists of Anne Arundel, Prince George's, Montgomery and Howard counties. The bank is currently focused on Anne Arundel and Prince George's counties, and within the triangle of Annapolis, Washington, D.C. and Baltimore/Washington International Airport, which we believe have significant growth opportunities.

         Anne Arundel County evolved from a bedroom community to Baltimore to be more heavily influenced by Washington growth factors. In the past two decades, the county developed its own unique and diverse economy based on growth opportunities presented by Baltimore/Washington International Airport, which served 19.7 million passengers in 2003 and has long been considered one of the State of Maryland's prime economic engines; the National Security Agency, which has 25 thousand employees; Northrop Grumman, a high-technology firm with 7,500 employees, the largest private sector employer in the county; the United States Naval Academy; the increasing tourism industry in the historic City of Annapolis and recently the Arundel Mills Mall. These unique attributes create attractive opportunities for small businesses to service both highly sophisticated enterprises and rapidly developing firms. The local economy is dominated by small and mid-sized service sector enterprises. Anne Arundel County is home to over 12 thousand businesses, 97% of which have fewer than 100 employees. The county's economy has deep roots in Internet based services; high-technology telecommunications; product distribution, a result of proximity of goods arriving to the Port of Baltimore and BWI Airport; and technical support services. Once home to large Maryland-based regional banks, financial services are now primarily provided by larger superregional institutions such as Bank of America, SunTrust, Wachovia and BB&T, all of which expanded into this highly attractive banking market over the past decade by acquisition. Anne Arundel County has a population of 510 thousand and provides 307 thousand jobs, 70% of which are in the service sector, and has a very low 3.4% unemployment rate. The mean household income of $76 thousand compares very favorably to the national average.

         Expansion into neighboring Prince George's County is a natural extension of the bank's strategic growth plan. Relocating and expanding businesses have been increasingly attracted to Prince George's County due to its competitively priced land and buildings, an integrated transportation system, proximity to Washington, D.C., and attractive business incentives such as the county's Revitalization Tax Credit, a new High Technology Incentive Package, Enterprise Zone benefits and a foreign trade zone. Increasingly restrictive land use policies in Montgomery and Anne Arundel counties have provided significant growth opportunities in Prince George's. The county closely mirrors Anne Arundel County with respect to small business enterprises, with 97% of the over 14 thousand employers having fewer than 100 workers. Government is also a significant influence, with 75 thousand Federal, state and county employees, led by Andrews Airforce Base, which has 17 thousand employees, and the University of Maryland which has 11,700 employees. Similar to Anne Arundel County, large superregional banking institutions have obtained additional market share in the suburban Washington market from the acquisition of many of the community banks that once existed in this area. Prince George's County has a population of 805 thousand and an unemployment rate of 4.8%. A favorable and accommodative business climate has helped fuel the strong housing market, with average sale prices above $300 thousand, and has attracted a highly educated workforce with an average household income of $55 thousand.

         Competition. Deregulation of financial institutions and holding company acquisitions of banks across state lines has resulted in widespread, fundamental changes in the financial services industry. This transformation, although occurring nationwide, is particularly intense in the greater Baltimore/Washington, D.C. In both Anne Arundel and Prince George's Counties, Maryland, competition is exceptionally keen from large banking institutions headquartered outside of Maryland. In addition, we compete with other community banks, savings and loan associations, credit unions, mortgage companies, finance companies and others providing financial services. Among the advantages that many of these institutions have over CommerceFirst Bank are their abilities to finance extensive advertising campaigns, maintain extensive branch networks and technology investments, and to directly offer certain services, such as international banking and trust services, which we do not directly offer. Further, the greater capitalization of the larger institutions allows for substantially higher lending limits than CommerceFirst Bank. Certain of these competitors have other advantages, such as tax exemption in the case of credit unions, and lesser regulation in the case of mortgage companies and finance companies.

PROPERTIES

         The main office of CommerceFirst Bank and the executive offices of CommerceFirst Bank and CommerceFirst Bancorp are located at 1804 West Street, Annapolis, Maryland, in a brick and masonry structure with ample parking. We lease 8,100 square feet in the building under a five-year lease with three five-year renewal options, which commenced in April 2000. Rent expense was $178 thousand and $173 thousand for the years ended December 31, 2003 and 2002, respectively. Our Lanham branch office is located at 4451 Parliament Place. We have leased 2,100 square feet in the building under a ten-year lease with a five year exit option and a ten year renewal option. Initial annual rent expense is approximately $23 thousand. Management believes adequate insurance coverage is in force.

LEGAL PROCEEDINGS

         In the ordinary course of its business, CommerceFirst Bancorp may become involved in routine legal proceedings. As of December , 2004, there were no pending legal proceedings against CommerceFirst or CommerceFirst Bank where the final resolution of which will have a material adverse affect on our financial condition, although there can be no assurance of this.

ADDITIONAL INFORMATION

         For additional information regarding our business and finances, please
refer to the "Management's Discussion and Analysis" at page    and the
Consolidated Financial Statements at page F-1, and to the documents listed in "Where You Can Find Additional Information About CommerceFirst Bancorp and Documents Incorporated by Reference" which are incorporated by reference in this prospectus.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


NAME                                           AGE    POSITION
----                                           ---    --------
Milton D. Jernigan, II........................ 50     Chairman of the Board of Directors
Alvin R. Maier................................ 71     Vice Chairman of the Board of Directors
Richard J. Morgan............................. 57     President, Chief Executive Officer and Director
Lamont Thomas................................. 64     Executive Vice President, Chief Operating and
                                                      Financial Officer and Director
John J. Barron................................ 59     Director
Edward B. Howlin, Jr.......................... 68     Director
Charles L. Hurtt, Jr., CPA.................... 58     Director
Robert R. Mitchell............................ 61     Director
John A. Richardson, Sr........................ 61     Director


         Set forth below is a description of the principal occupation and business experience of each of our directors and executive officers. Except as expressly indicated below, each person has been engaged in his principal occupation for at least five years. Each of the members of the Board of Directors of CommerceFirst Bancorp has served since its organization in 1999, except Messrs. Hurtt, Mitchell and Richardson, who became directors of CommerceFirst Bancorp in October 2003.

         Milton D. Jernigan, II. Mr. Jernigan, an attorney engaged in private practice since 1982, is a co-founder and co-managing principal of the law firm of McNamee, Hosea, Jernigan, Kim, Greenan & Walker, P.A. He is the Resident Principal-in-Charge of the firm's Annapolis office. Mr. Jernigan was one of the founding organizers and members of the Board of Directors of the former Commerce Bank in College Park, Maryland. He served as General Counsel to Commerce Bank from its organization in 1989 until its acquisition by MainStreet BankGroup (now a part of BB&T Corporation) in December 1997. Mr. Jernigan is a resident of Annapolis, Maryland and is active in local chambers of commerce, service and civic organizations, including serving on the Board of Directors of the Annapolis and Anne Arundel County Chamber of Commerce and the Board of Trustees of the Anne Arundel County Bar Association.

         Alvin R. Maier. Mr. Maier, a private investor, until his retirement in 2001 was engaged in the business of manufacturing and selling building supplies as President of Ernest Maier, Inc. He had been an officer of Ernest Maier, Inc. since 1955. Mr. Maier was one of the original organizers and directors of Commerce Bank and its Chairman. He is a resident of Anne Arundel County and is active in several local service and civic organizations, including Rotary International in which he has a 33-year perfect attendance record.

         Richard J. Morgan. Mr. Morgan is President and Chief Executive Officer of CommerceFirst Bank and CommerceFirst Bancorp. From 1997 until July 1999, he was a Senior Advisor to the Anne Arundel County Executive on issues relating to the economy and economic development, and served as President and Chief Executive Officer of Anne Arundel Economic Development Corporation. From 1990 to 1997, Mr. Morgan served as President and Chief Executive Officer of Annapolis National Bank. He has over 30 years of banking and financial management experience and has served on numerous boards, commissions and community service groups in Annapolis and Anne Arundel County, including as Board member and Assistant Treasurer of the Anne Arundel Medical Center; Board member and Chair of United Way of Anne Arundel County Board and Executive Committee; 2004 and 2005 Chair of the Annapolis and Anne Arundel Chamber of Commerce and Chair of the Chamber's Economic Development Committee; member of the State of Maryland's Neighborhood Revitalization Loan Committee; Treasurer and member of the Executive Committee of the Maryland Economic Development Association; Board member of the Anne Arundel Community College Foundation; and Board member of Leadership Anne Arundel and Chair for the Executive Leadership Program.

         Lamont Thomas. Mr. Thomas is Executive Vice President and Chief Operating and Financial Officer of CommerceFirst Bank and CommerceFirst Bancorp. From 1989 through 1999, he served as Executive Vice President and Treasurer (chief operating and financial officer), and as a director, of Commerce Bank. From 1976 through 1989, Mr. Thomas managed numerous corporate functions of Citizens Bank of Maryland, a then $1.8 billion commercial bank in the Washington D.C. area. Mr. Thomas has over 40 years of community banking experience.

         John J. Barron. Mr. Barron is currently President of O'Neil Pools & Spas, a leading custom pool and spa design, build and service firm in Annapolis. From 1994 to 1999, he was Vice President of Business Development and Logistics at Day-Timers, Inc., a subsidiary of Fortune Brands, Inc. and provider of time management and organizational solutions. From 1985 to 1994, Mr. Barron served first as Senior Vice President - Operations and later as Senior Vice President - Manufacturing of ACCO USA, Inc., a leading global supplier of office products including such premier brands as Day-Timer, Swingline and ACCO.

         Edward B. Howlin, Jr. Mr. Howlin is the Chairman and Chief Executive Officer of Howlin Realty Management, Inc., a real estate holding, management and development firm, and of Edward B. Howlin, Inc., a management and holding company, and of its subsidiary companies, Dunkirk Supply, Inc. and Howlin Concrete, Inc. In addition to real estate management and development, the Howlin companies construct residential subdivisions and design, manufacture and sell construction components, systems and supplies to various commercial, residential and government projects, primarily in Southern Maryland.

         Charles L. Hurtt, Jr., CPA. Mr. Hurtt is the founder and President of Charles L. Hurtt, Jr., P.A., a certified public accounting firm located in Pasadena, Maryland. Mr. Hurtt has been involved in several charitable and civic organizations, including organizations involved in youth programs in Prince George's County and as a director of the Crusade Athletic League. Mr. Hurtt is also active in several professional associations, including the Maryland Society of Accountants, the National Society of Accountants and the Maryland Association of Certified Public Accountants.

         Robert R. Mitchell. Mr. Mitchell is currently retired. He was the President of Mitchell Business Equipment, Inc., with which he served for over 20 years until its sale in 1988. Mr. Mitchell was one of the original organizers and directors of Commerce Bank. Mr. Mitchell is active in local service and civic organizations, including membership in Rotary International for 20 years, service on the Prince George's Salvation Army Local Board for 15 years and membership in the Anne Arundel Junior Golf Association for six years.

         John A. Richardson, Sr. Until retiring in April 2000, Mr. Richardson was President of Branch Electric Supply Company, a position he had held since 1968. Mr. Richardson is also the President of Crofton Bowling Center and is a partner in numerous real estate investment partnerships located throughout Anne Arundel and Prince George's Counties and continues to work as a consultant and manages real estate. He is a member of the National Bowling Proprietors Association.

         Each of the members of the Board of Directors has also served as a director of CommerceFirst Bank since it commenced operations in 2000. Set forth below is information regarding the other members of the Board of Directors of CommerceFirst Bank.




NAME                                      AGE    PRINCIPAL OCCUPATION AND EXPERIENCE
----                                      ---    -----------------------------------
Wilfred T. Azar, III....................  43     President and Chief Executive Officer of Empire Corporation, a
                                                 commercial real estate management, development and holding company.
                                                 President of Pony Express, Inc, a document storage and services business. Director of Annapolis National Bank (1992-1998).

William F. Chesley......................  61     President of William F. Chesley Real Estate, Inc., Dee Corporation,
                                                 Enterprise Office Park, Inc., and Ridgley Builders, Inc., and
                                                 managing member of Builder's Advantage, LLC. These companies are engaged in residential and commercial real estate sales, management and development.

Charles F. Delavan......................  58     Attorney with the firm of Blumenthal, Delavan & Williams, P.A.

Gregory A. Gray.........................  47     President of Eastern Waterproofing & Restoration Co., Inc., a
                                                 contracting firm that specializes in concrete and masonry
                                                 restoration.

Milton D. Jernigan, Sr..................  75     Retired. Until 1996, he was Chairman and President of AAA Rentals,
                                                 Inc. and AAA Tools, Inc., equipment and party supplies rental and sale businesses. Director of Commerce Bank (1989 - 1997). Mr.
                                                 Jernigan, Sr. is the father of Mr. Jernigan, II.

Nicholas J. Marino......................  51     President of Marino Transportation Services, LLC, a transportation and shipping logistics company.

Michael J. Miller.......................  46     Vice President of Concrete General, Inc. and Tri M Leasing Corp.,
                                                 Managing Member of Airpark North, LLC and as a partner of Tri M
                                                 Properties.  These companies are engaged in road construction, equipment leasing, and real estate development and ownership.

Don E Riddle, Jr........................  56     President of Homestead Gardens, Inc., the largest enclosed garden center in the Baltimore and Washington, D.C. metropolitan areas.

George C. Shenk, Jr.....................  52     President of Whitmore Printing and Imaging, Inc., a commercial printing company.





NAME                                      AGE    PRINCIPAL OCCUPATION AND EXPERIENCE
----                                      ---    -----------------------------------
Dale R. Watson..........................  50     President of Alpha Engineering Associates, Inc., a computer consulting company.

Jerome A. Watts.........................  62     Owner of Plan Management, a supplier of insurance and employee benefit plans.  Director of Commerce Bank (1989 -1997).


EXECUTIVE COMPENSATION

         The following table sets forth a comprehensive overview of the compensation for Mr. Morgan, our President and Chief Executive Officer, and Mr. Thomas, the only other executive officer who received total salary and bonus of $100,000 or more during the fiscal year ended December 31, 2003.

                           SUMMARY COMPENSATION TABLE


                                                                                LONG TERM
                                               ANNUAL COMPENSATION         COMPENSATION AWARDS
                                           ----------------------------    ---------------------
                                                                                SECURITIES             ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR        SALARY          BONUS          UNDERLYING OPTIONS        COMPENSATION
----------------------------    -------    -----------    -------------    ---------------------    -----------------
Richard J. Morgan                2003       $139,848           $0                   0                  $6,928 (1)
President and Chief
Executive Officer
                                 2002       $135,000           $0                   0                  $6,928 (2)
                                 2001       $125,000           $0                   0                  $6,696 (3)

Lamont Thomas
Executive Vice President
and Chief Operating and
Financial Officer                2003       $134,972           $0                   0                  $7,473 (4)

                                 2002       $130,000           $0                   0                  $7,473 (5)
                                 2001       $120,000           $0                   0                  $7,117 (6)


-----------------------
(1)  Represents insurance premium of $948 and car allowance of $5,980.
(2)  Represents insurance premium of $948 and car allowance of $5,980.
(3)  Represents insurance premium of $716 and car allowance of $5,980.
(4)  Represents insurance premium of $1,493 and car allowance of $5,980.
(5)  Represents insurance premium of $1,493 and car allowance of $5,980.
(6)  Represents insurance premium of $1,137 and car allowance of $5,980.

EMPLOYMENT AGREEMENTS

         Mr. Morgan and Mr. Thomas each has an employment agreement with the Company pursuant to which they serve as President and Chief Executive Officer of the bank, and Executive Vice President and Chief Operating and Financial Officer of the bank, respectively.

         Mr. Morgan. Under his employment agreement, Mr. Morgan is entitled to receive a 2004 base salary of $140,000, a term life insurance policy in the amount of $300,000, and options to purchase 10,000 shares of common stock at an exercise price of $10.00 per share. Mr. Morgan is also entitled to receive bonuses and additional grants of options (at book value exercise prices) as determined by the Board of Directors, and to participate in all other health, welfare, benefit, stock, option and bonus plans, if any, generally available to our officers or employees. He is also entitled to the use of a leased vehicle or a comparable vehicle allowance. The term of the agreement expires on August 15, 2009, unless sooner terminated. If we terminate the agreement without cause (as defined), we will continue to pay his annual compensation and benefits as severance compensation for a period of 12 months. In the event of any change in control (as defined), Mr. Morgan may continue his employment, execute a new employment agreement on mutually agreeable terms or resign his employment. In the event that Mr. Morgan resigns or is terminated within 12 months of the change in control, he will be entitled to the sum of twice the base salary and bonuses paid to him during the 12 months immediately preceding the change in control.

         Mr. Thomas. Under his employment agreement, Mr. Thomas is entitled to receive a 2004 base salary of $135,000, a term life insurance policy in the amount of $200,000, and options to purchase 7,500 shares of common stock at an exercise price of $10.00 per share. Mr. Thomas is also entitled to receive bonuses and additional grants of options (at book value exercise prices) as determined by the Board of Directors, and to participate in all other health, welfare, benefit, stock, option and bonus plans, if any, generally available to our officers or employees. He is also entitled to the use of a leased vehicle or a comparable vehicle allowance. The term of the agreement expires on August 15, 2009, unless sooner terminated. If we terminate the agreement without cause (as defined), we will continue to pay his annual compensation and benefits as severance compensation for a period of 12 months. In the event of any change in control (as defined), Mr. Thomas may continue his employment, execute a new employment agreement on mutually agreeable terms or resign his employment. In the event that Mr. Thomas resigns or is terminated within 12 months of the change in control, he will be entitled to the sum of twice the base salary and bonuses paid to him during the 12 months immediately preceding the change in control.

EMPLOYEE BENEFIT PLANS

         The bank provides a benefit program that includes health and dental insurance, life and long term and short-term disability insurance and a 401(k) plan under which the Company commenced in 2003 a 50% match of eligible employee contributions up to 6% of base salary.

STOCK OPTION PLANS

         We have adopted the 2004 Non-Incentive Stock Option Plan, under which options to purchase an aggregate of 20,000 shares of common stock have been granted to Messrs. Jernigan, Morgan and Thomas, in accordance with the provisions of their employment agreements. No further options may be granted under this plan. We expect that we will in the future consider adoption of an incentive stock option or equity compensation plan pursuant to which an as yet undetermined number of shares of common stock will be reserved for the grant of options, and possibly other equity instruments, which may be granted to key employees and directors of CommerceFirst Bancorp and CommerceFirst Bank. Any such plan would be subject to shareholder approval.

DIRECTOR COMPENSATION

         Our directors do not currently receive compensation for membership on the Board of CommerceFirst Bancorp or CommerceFirst Bank, or attendance at Board or committee meetings; however, such compensation may be considered at some future date. Under his employment agreement with the Company, Mr. Jernigan is entitled to receive $34,500 in 2004 for service as Chairman of each of our Boards of Directors, a term life insurance policy in the amount of $100,000, and options to purchase 2,500 shares of common stock at an exercise price of $10.00 per share. He is also entitled to receive cash bonuses and additional grants of options (at book value exercise prices) as determined by the Board of Directors. The term of Mr. Jernigan's employment agreement expires on August 15, 2009. If we terminate the agreement without cause (as defined), we will continue to pay his annual compensation and benefits as severance compensation for a period of 12 months. In the event of any change in control (as defined), Mr. Jernigan may continue his employment, execute a new employment agreement on mutually agreeable terms or resign his employment. In the event that Mr. Jernigan resigns or is terminated within 12 months of the change in control, he will be entitled to the sum of twice the base salary and bonuses paid to him during the 12 months immediately preceding the change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We have had, and expect to have in the future, banking transactions in the ordinary course of business with some of our directors, officers, and employees and their associates. In the past, substantially all of such transactions have been on the same terms, including interest rates, maturities and collateral requirements as those prevailing at the time for comparable transactions with non-affiliated persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

         The maximum aggregate amount of loans during 2003 to officers, directors and their related interests amounted to $4,573,154, representing approximately 100.1% of the bank's total stockholders' equity at December 31, 2003. In the opinion of the Board of Directors, the terms of these loans are no less favorable to the bank than terms of the loans to unaffiliated parties. On December 31, 2003, the aggregate amount of loans outstanding to officers, directors or their related interests was $4,193,424. At the time each loan was made, management believed that the loan involved no more than the normal risk of collectibility and did not present other unfavorable features. None of such loans were classified as Substandard, Doubtful or Loss.

         During 2003, a computer consulting firm of which a director of the Bank is a principal, was paid $29,606 for computer equipment, software support and related services. In 2002, $4,831 was paid to that firm for similar services. During 2003, we paid the law firm of which Mr. Jernigan, the Chairman of the Board of Directors, is a principal, $22,946 for legal services. We paid that firm $21,267 for similar services in 2002. During 2003, the bank paid $94,460 for various group insurance benefits for which a director of the bank received commission compensation. In 2002, we paid $82,749 for similar services. We believe that the terms of these transactions were at least as favorable to us as could have been obtained from unaffiliated parties.

        SHARE OWNERSHIP OF MANAGEMENT AND FIVE PERCENT BENEFICIAL OWNERS

         The following table sets forth information as of December 13, 2004 concerning the number and percentage of shares of the common stock beneficially owned by our directors and executive officers named in the summary compensation table above and by all of our directors and executive officers as a group, as well as information regarding each other person known by us to own in excess of five percent of the outstanding common stock. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares. Except as set forth below, we are not aware of any other person or persons who beneficially own in excess of five percent of the common stock. We are not aware of any arrangement which at a subsequent date may result in a change of control of CommerceFirst Bancorp.



                                                        NUMBER OF SHARES           PERCENTAGE OF CLASS
NAME                                                   BENEFICIALLY OWNED         BENEFICIALLY OWNED (1)
-------------------------------------------------    ------------------------    -------------------------
Milton D. Jernigan, II                                      37,976  (2)                   4.56%
Alvin R. Maier                                              95,065  (3)                  11.33%
9115 A Bursa Road
Laurel, MD 20723
Richard J. Morgan                                           23,072  (4)                   2.75%
Lamont Thomas                                               35,624  (5)                   4.25%
John J. Barron                                              10,000                        1.22%
Edward B. Howlin, Jr.                                      120,320  (6)                  14.28%
2880 Dunkirk Way
Dunkirk, MD 20754
Charles L. Hurtt, Jr., CPA                                   5,000                        0.61%
Robert R. Mitchell                                          28,064  (7)                   3.38%
John A. Richardson, Sr.                                     28,964  (8)                   3.49%
                                                     -------------- ---------    -------------------------

All directors and executive officers as a group
(9 persons)                                                384,085  (9)                  41.81%


(1) Represents percentage of 822,250 shares issued and outstanding as of December 13, 2004, except with respect to individuals holding options or warrants to acquire common stock exercisable within sixty days of December 13, 2004, in which event represents percentage of shares issued and outstanding as of December 13, 2004 plus the number of such options or warrants held by such person, and all directors and officers as a group, which represents percentage of shares outstanding as of December 13, 2004 plus the number of such options and warrants held by all such persons as a group.
(2) Includes warrants to purchase 8,876 shares and options to purchase 2,500 shares.
(3)  Includes warrants to purchase 16,965 shares.
(4) Includes warrants to purchase 6,072 shares and options to purchase 10,000 shares.
(5) Includes warrants to purchase 8,124 shares and options to purchase 7,500 shares.
(6)  Includes warrants to purchase 20,320 shares.
(7)  Includes warrants to purchase 8,064 shares.
(8)  Includes warrants to purchase 8,064 shares.
(9) Includes warrants to purchase 76,485 shares and options to purchase 20,000 shares.

                           SUPERVISION AND REGULATION

         The following summaries of statutes and regulations affecting banks and bank holding companies do not purport to be complete discussions of all aspects of such statutes and regulations and are qualified in their entirety by reference to the full text thereof.

COMMERCEFIRST BANCORP

         CommerceFirst Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "Act"), and is subject to supervision by the Federal Reserve. As a bank holding company, CommerceFirst Bancorp is required to file an annual report and such other additional information as the Federal Reserve may require pursuant to the Act. The Federal Reserve may also make examinations of CommerceFirst Bancorp and each of its subsidiaries.

         The Act requires approval of the Federal Reserve for, among other things, the acquisition by a bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Act also generally permits the acquisition by a bank holding company of control or substantially all the assets of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law, but if the bank is at least five years old, the Federal Reserve may approve the acquisition.

         With certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

         Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing on the condition that: (i) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (ii) the customer obtain or provide some additional credit, property or service from or to the holding company or any other subsidiary of the holding company; or (iii) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

         Effective on March 11, 2000, the Gramm-Leach-Bliley Act of 1999 (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which allows such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto. The GLB Act allows a wider array of companies to own banks, which could result in companies with resources substantially in excess of CommerceFirst Bancorp's entering into competition with CommerceFirst Bancorp and CommerceFirst Bank.

         The GLB Act made substantial changes in the historic restrictions on non-bank activities of bank holding companies, and allows affiliations between types of companies that were previously prohibited. The GLB Act also allows banks to engage in a wider array of non-banking activities through "financial subsidiaries."

COMMERCEFIRST BANK

         CommerceFirst Bank, as a Maryland chartered commercial bank which is a member of the Federal Reserve System, and whose accounts are insured by the Bank Insurance Fund of the FDIC up to the maximum legal limits of the FDIC, is subject to regulation, supervision and regular examination by the Maryland Department of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of CommerceFirst Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing CommerceFirst Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

         Competition among commercial banks, savings and loan associations, and credit unions has increased following enactment of legislation that greatly expanded the ability of banks and bank holding companies to engage in interstate banking or acquisition activities. As a result of federal and state legislation, banks in the Washington D.C./Maryland/Virginia area can, subject to limited restrictions, acquire or merge with a bank in another of the jurisdictions, and can branch de novo in any of the jurisdictions.

         Banking is a business that depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of a bank's earnings. Thus, the earnings and growth of CommerceFirst Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on CommerceFirst Bank cannot be predicted.

         Branching and Interstate Banking. The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

         The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

         USA Patriot Act. Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, commonly referred to as the "USA Patriot Act" or the "Patriot Act", financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to detect, and prevent, the use of the United States financial system for money laundering and terrorist financing activities. The Patriot Act requires financial institutions, including banks, to establish anti-money laundering programs, including employee training and independent audit requirements, meet minimum standards specified by the act, follow minimum standards for customer identification and maintenance of customer identification records, and regularly compare customer lists against lists of suspected terrorists, terrorist organizations and money launderers. The costs or other effects of the compliance burdens imposed by the Patriot Act or future anti-terrorist, homeland security or anti-money laundering legislation or regulations cannot be predicted with certainty.

         Capital Adequacy Guidelines. The Federal Reserve and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

         State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital. These requirements apply to CommerceFirst Bank and will apply to CommerceFirst Bancorp (a bank holding company) once its total assets equal $150,000,000 or more, it engages in certain highly leveraged activities or it has publicly held debt securities.

         Tier 1 Capital generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as "available for sale" in accordance with Financial Accounting Standard No. 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

         In addition to the risk-based capital requirements, the Federal Reserve has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% - 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject the bank to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to
Section 8(a) of the Federal Deposit Insurance Act (the "FDIA") and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

         Prompt Corrective Action. Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank shall be deemed to be: (i) "well capitalized" if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

         An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.

         An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty shall be limited to the lesser of (i) an amount equal to 5.0% of the institution's total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, shall be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.

         A "critically undercapitalized institution" is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is imminently available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.

         Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan;
(iv) restrict the growth of the institution's assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

         Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution's obligations exceed its assets; (ii) there is substantial dissipation of the institution's assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution's capital, and there is no reasonable prospect of becoming "adequately capitalized" without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or
(x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.

         Regulatory Enforcement Authority. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

         Deposit Insurance Premiums. The FDIA establishes a risk based deposit insurance assessment system. Under applicable regulations, deposit premium assessments are determined based upon a matrix formed utilizing capital categories - well capitalized, adequately capitalized and undercapitalized - defined in the same manner as those categories are defined for purposes of
Section 38 of the FDIA. Each of these groups is then divided into three subgroups that reflect varying levels of supervisory concern, from those that are considered healthy to those that are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from 0.04% of insured deposits for well-capitalized institutions having the lowest level of supervisory concern, to 0.31% of insured deposits for undercapitalized institutions having the highest level of supervisory concern. In general, while the Bank Insurance Fund of the FDIC maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. When the fund's reserve ratio falls below that level, all insured banks would be required to pay premiums.

                        DESCRIPTION OF OUR CAPITAL STOCK

         Our authorized capital consists of 4,000,000 shares of common stock, $.01 par value. At December 13, 2004, there were 822,250 shares of common stock outstanding, Assuming the sale of all shares offered hereby, other than those subject to our option to increase the size of the offering by 105,000, there will be 1,522,250 shares of common stock outstanding immediately after completion of the offering. An aggregate of 147,337 shares are reserved for the issuance of shares upon the exercise of outstanding warrants issued to organizers of CommerceFirst Bancorp and CommerceFirst Bank, and to certain executives under our 2004 Non-Incentive Stock Option Plan.

         Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the Board of Directors out of legally available funds, and to share ratably in any distribution of assets after payment of all of our debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption. The shares of common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

         Limitations on Payment of Dividends. The payment of dividends will depend largely upon the ability of CommerceFirst Bank to declare and pay dividends to CommerceFirst Bancorp, as the principal source of CommerceFirst Bancorp's revenue will be from dividends paid by CommerceFirst Bank. Dividends will depend primarily upon CommerceFirst Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to CommerceFirst Bancorp and CommerceFirst Bank. Even if we have earnings in an amount sufficient to pay dividends, the Board of Directors may determine to retain earnings for the purpose of funding the growth.

         Regulations of the Federal Reserve and Maryland law place limits on the amount of dividends CommerceFirst Bank may pay to CommerceFirst Bancorp without prior approval. Prior regulatory approval is required to pay dividends which exceed CommerceFirst Bank's net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve has the same authority over bank holding companies.

         The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that CommerceFirst may pay in the future. In 1985, the Federal Reserve issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the Federal Reserve expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, CommerceFirst Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. CommerceFirst Bank currently is not in default under any of its obligations to the FDIC.

CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION AND MARYLAND LAW

         Classification and Removal of Directors. The Board of Directors is classified into three classes, one of which is elected each year for a three year term. A director may be removed from office only for "cause," and only upon the affirmative vote of the holders of a majority of the combined voting power of the then outstanding capital stock of all classes of shares entitled to vote generally in the election of directors, voting together as a single class. For this purpose, "cause" means the willful and continuous failure of a director substantially to perform such director's duties to the company (other than any failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the company. These provisions may make it more difficult to remove a director, and may it more difficult for an acquiror to acquire control of the company without negotiating with the Board of Directors, and may therefore have an anti-takeover effect.

         Restrictions on Business Combinations with Interested Shareholders. Our Articles of Incorporation provides that certain "business combinations" (including, among various other transactions, a merger, consolidation, or, in certain circumstances involving assets having a value equal to 10% or more of our equity, an asset transfer or issuance of equity securities, and the adoption of certain plans of liquidation or dissolution) involving and any person who beneficially owns at least 20% of the corporation's stock and such persons' affiliates or associates (an "interested shareholder"). Such a business combination must be approved by the affirmative vote of at least (i) 80% of the voting power of all outstanding shares of voting stock and (ii) a majority of the voting power of all outstanding shares of voting stock which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the business combination is approved by a majority of the members of the Board of Directors who are "disinterested directors," and the common shareholders receive a price (as described in the articles) generally equal to the higher of the "fair market value" of the common stock and the highest price paid by the interested shareholders for any shares of common stock. Under Maryland law, a two-thirds vote is generally required for approval of business combinations.

         Consideration of Business Combinations. Our Articles of Incorporation provide that where the Board of Directors evaluates any actual or proposed business combination, the Board of Directors shall consider the following factors: the effect of the business combination on CommerceFirst Bancorp and any of its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of the corporation's capital stock; the relation of the price offered to the current value of the corporation in a freely negotiated transaction and in relation to the directors' estimate of the future value of CommerceFirst Bancorp and its subsidiaries as an independent entity or entities; tax consequences of the business combination to the corporation and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, the Board of Directors may consider all or certain of such factors as a whole and may or may not assign relative weights to any of them. The foregoing is not intended as a definitive list of factors to be considered by the Board of Directors in the discharge of their fiduciary responsibility to CommerceFirst Bancorp and its shareholders, but rather to guide such consideration and to provide specific authority for the consideration by the Board of Directors of factors which are not purely economic in nature in light of the circumstances of the corporation and its subsidiaries at the time of such proposed business combination.

         Amendment of the Articles of Incorporation. In general, our Articles of Incorporation may be amended upon the vote of two-thirds of the outstanding shares of capital stock entitled to vote, the standard vote required under Maryland law. The provisions of the Articles of Incorporation relating to the Board of Directors and removal of directors, the vote required for business combinations and the factors which shall be considered by the Board of Directors in considering business combinations, and the provisions requiring the vote of 80% of the combined voting power of the outstanding voting stock to adopt any change to the Bylaws which is not approved by two-thirds of the disinterested directors, may be amended only upon the affirmative vote of 80% of the voting power of the outstanding voting stock.

         Limitation of Director and Officer Liability; Indemnification. As permitted by the Maryland General Corporation Law (the "MGCL"), our Articles of Incorporation eliminate the liability of directors and officers to CommerceFirst Bancorp or its shareholders to the fullest extent permitted by law. The MGCL provides that the liability of a director or officer in a proceeding brought by or in the right of shareholders, or on behalf of shareholders may be eliminated, except that the liability of a director or officer may not be eliminated if the officer or director received an improper benefit or profit, or if a judgment against the director or officer is based on a finding that such person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against such person.

         Our Articles of Incorporation provide that to the full extent permitted by the MGCL and other applicable law, CommerceFirst Bancorp shall indemnify a director or officer who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer, and the Board of Directors may contract in advance to indemnify any director or officer. The MGCL provides that except as limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The MGCL further provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding unless (i) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful, provided however, that if the proceeding was by or in the right of the corporation, no indemnification may be made if the director is adjudged liable to the corporation. The Board of Directors may also indemnify an employee or agent of the corporation who was or is a party to any proceeding by reason of the fact that he is or was an employee or agent of the corporation.

         Statutory Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the MGCL, as in effect on the date hereof, imposes conditions and restrictions on certain "business combinations" (including, among other various transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation's board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. Our Articles of Incorporation and Bylaws do not opt out from the operation of Section 3-602.

         Control Share Acquisition Statute. Under the MGCL's control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 331/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. Unless a corporation's charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. Our Articles of Incorporation and Bylaws do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.

                                  UNDERWRITING

         The underwriter, McKinnon & Company, Inc., has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell, as selling agent for us on a best efforts basis, the shares offered in the rights offering that were not purchased by our shareholders, together with 525,000 additional shares in the public offering. We have reserved the right to increase the number of shares to be sold in the public offering by up to 105,000 shares. As the public offering is on a best efforts basis, McKinnon & Company is not obligated to purchase any shares if they are not sold to the public, and McKinnon & Company is not required to sell any specific number or dollar amount of shares.

         The underwriter has informed us that it proposes to sell the common stock as selling agent for us, subject to prior sale, when, as and if issued by us, in part to the public at the public offering price set forth on the cover page of this prospectus, and in part through certain selected dealers to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0. for each share that it sells. Purchasers are required to have an account either with McKinnon & Company or a selected dealer to purchase shares of common stock in the offering. However, McKinnon & Company, Inc. has no obligation to open an account for any prospective purchaser. The underwriter reserves the right to reject any order for the purchase of shares through it, in whole or in part.

         Neither the rights offering nor the public offering is contingent upon the occurrence of any event (other than the continued compliance of the offerings with the securities laws) or the sale of any minimum number of shares. At closing, McKinnon & Company will notify all prospective purchasers, directly or through a selected dealer, of the number of shares to be purchased. The purchasers, through their dealers, will transmit their purchase funds to the escrow agent by wire transmission. McKinnon & Company will not purchase or otherwise take ownership of any shares. Closing of both the rights offering and the public offering is expected to occur on or about
           , 2005.

         The underwriter has not previously provided us with investment banking services, although it may do so from time to time in the future in the ordinary course of business. The underwriter has advised us on the structure of the rights offering, including the pricing of the rights offering. We will pay the underwriter a financial advisory fee equal to one percent (1%) of the aggregate sales price of the shares sold in both the rights offering and the public offering, and a commission equal to five percent (5%) of the aggregate sales price of the shares sold in the public offering. In addition, we have agreed to pay one-half of the underwriter's legal expenses incurred in connection with the public offering, and to reimburse the underwriter for certain costs of informational and/or due diligence meetings, up to an aggregate payment of $12,500.

         We will also pay the expenses of the rights offering and the public offering, which we expect to be approximately $175,000.

         We have agreed to indemnify and hold harmless the underwriter and the persons who control it against certain liabilities, including liability under the Securities Act of 1933, as amended. Under certain conditions, we have agreed to contribute to any payment that the underwriter may be required to make for such indemnified liabilities.

         The offering price of the shares offered in the public offering was determined through negotiations with the underwriter. In determining the offering price, we considered the following factors, among others:

         o the per share book value of the common stock as of September 30, 2004;
         o  the trading history of the common stock;
         o  our operating history and the prospects for future earnings;
         o  our current performance;
         o  the prospects of the banking industry in which we compete;
         o the general condition of the securities market at the time of the offerings; and
         o  the prices of equity securities of other community banks.

         The underwriter has advised us that it intends to make a market in our common stock following completion of the offerings, but it has no obligation to do so for any particular length of time, or at all. It may discontinue any market making activity at any time, without notice.

         Other than as described above, the underwriter has not provided us, and will not provide us, with any financing or advisory services within the 180 day period preceding the filing of these offerings with the National Association of Securities Dealers, or the 90 day period following the effectiveness of the offerings.

                                  LEGAL MATTERS

         The validity of the shares offered hereby and selected other legal matters in connection with the offering will be passed upon for CommerceFirst Bancorp by the law firm of Kennedy & Baris, L.L.P., Bethesda, Maryland. Certain legal matters will be passed upon for the underwriter by Williams Mullen, Richmond, Virginia.

                                     EXPERTS

         The consolidated balance sheets of CommerceFirst Bancorp, Inc and Subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for the three years ended December 31, 2003, 2002 and 2001 included and incorporated by reference in this prospectus have been audited by Trice Geary & Myers, L.L.C., independent auditors, as stated in their report, included and incorporated by reference herein, and have been included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                           ABOUT COMMERCEFIRST BANCORP
                     AND DOCUMENTS INCORPORATED BY REFERENCE

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including CommerceFirst Bancorp, that file electronically with the SEC.

         We have filed a Registration Statement on Form S-2 to register the common stock to be sold in the public offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement. SEC regulations require us to "incorporate by reference" information into this prospectus, which means that important information is disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superceded by information that in included in this prospectus or is incorporated by reference from more recent documents, to the extent that they are inconsistent.

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (Commission file no. 333-91817, CIK no. 0001098813):

         (1) Annual Report on Form 10-KSB for the year ended December 31, 2003;

         (2) Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

         (3) Current Report on Form 8-K filed on September 22, 2004.

         Also incorporated by reference are additional documents that we may file with the SEC after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include periodic reports, such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, and to the extent they are considered filed, Current Reports on Form 8-K, and may in the future include proxy and information statements. Information incorporated by reference from later filed documents supercedes information that in included in this prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

         You can obtain any of the documents incorporated by reference from us, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from CommerceFirst Bancorp without charge, including any exhibits specifically incorporated by reference therein. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

         Lamont Thomas, Chief Financial Officer
         CommerceFirst Bancorp, Inc.
         1804 West Street
         Annapolis, Maryland 21401
         Telephone: (410) 280-6695

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This
prospectus is dated           , 2005. You should not assume that the information
contained in this prospectus is accurate as of any date other than that date.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Independent Auditor's Report.................................................F-2
..
Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Income............................................F-4

Consolidated Statements of Changes in Stockholders' Equity and
  Comprehensive Income.......................................................F-5

Consolidated Statements of Cash Flows........................................F-6

Notes to Consolidated Financial Statements...................................F-7

            UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2004 AND 2003

Unaudited Consolidated Balance Sheets.......................................F-24

Unaudited Consolidated Statements of Income.................................F-25

Unaudited Consolidated Statements of Comprehensive Income (Loss)............F-26

Unaudited Consolidated Statements of Cash Flows.............................F-27

Notes to Unaudited Consolidated Financial Statements........................F-28

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
CommerceFirst Bancorp, Inc. and Subsidiary
Annapolis, Maryland

We have audited the accompanying consolidated balance sheets of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommerceFirst Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Trice Geary & Myers LLC

Salisbury, Maryland
January 27, 2004

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


  ----------------------------------------------------------------------------------------
  December 31,                                                2003                 2002
  ----------------------------------------------------------------------------------------

                                            ASSETS

Cash and due from banks                                   $  2,374,141         $ 1,709,719

Federal funds sold                                           8,583,257           8,752,825
                                                    -------------------    ----------------
       Cash and cash equivalents                            10,957,398          10,462,544

Investment securities available for sale, at fair  value     7,087,190           5,092,500

Federal Reserve Bank stock, at cost                            132,450             139,450

Atlantic Central Bankers Bank stock, at cost                    37,000              37,000

Maryland Financial Bank stock, at cost                          25,000                   -
Loans, less allowance for credit losses
       2003 $604,100; 2002 $655,359                         32,687,894          29,830,614

Premises and equipment, at cost, less
       accumulated depreciation                                 90,625             176,132

Accrued interest receivable                                    172,811             135,781

Other assets                                                   104,706             194,290
                                                    -------------------    ---------------
           TOTAL ASSETS                                    $51,295,074        $ 46,068,311
                                                    ===================    ===============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
       Noninterest-bearing demand                          $ 9,387,230         $ 5,575,800

       Interest-bearing                                     31,226,110          29,350,254
                                                    -------------------    ---------------
           Total deposits                                   40,613,340
                                                                                34,926,054
Securities sold under agreements to  repurchase              4,693,879           5,325,946

Accrued interest payable on deposits                            17,709              22,245

Other liabilities                                              219,076             168,190
                                                    -------------------    ---------------
           TOTAL LIABILITIES                                45,544,004          40,442,435
                                                    -------------------    ---------------

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

Stockholders' equity:
Common stock, par value $.01, authorized 4,000,000 shares;
       822,250 shares issued and outstanding                     8,223               8,223

Surplus                                                      8,099,012           8,099,012

Accumulated deficit                                         (2,395,590)         (2,538,174)

Accumulated other comprehensive income                          39,425              56,815
                                                     -----------------     ---------------
       TOTAL STOCKHOLDERS' EQUITY                            5,751,070           5,625,876
                                                     -----------------     ---------------


       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $51,295,074        $ 46,068,311
                                                     =================     ===============

  The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME

 ---------------------------------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,                                2003                2002                 2001
 ---------------------------------------------------------------------------------------------------------


 INTEREST INCOME ON:
      Loans, including fees                          $ 2,252,608         $ 1,911,062          $ 1,104,740

      U.S. Treasury securities                           192,070              90,918              149,265

      Other investments                                    8,700               9,236               10,442

      Federal funds sold                                  35,177              57,925              188,340
                                                 ----------------    ----------------     -----------------
           Total interest income                       2,488,555           2,069,141            1,452,787
                                                 ----------------    ----------------    -----------------

 INTEREST EXPENSE ON:

      Deposits                                           497,640             697,340              560,062

      Securities sold under agreements to repurchase      31,044              38,517               21,284

      Short-term borrowings                                1,689                 650                1,149
                                                 ----------------    ----------------    -----------------
           Total interest expense                        530,373             736,507              582,495
                                                 ----------------    ----------------    -----------------


           NET INTEREST INCOME                         1,958,182           1,332,634              870,292


 PROVISION FOR CREDIT LOSSES                             270,000             430,000              180,000
                                                 ----------------    ----------------    -----------------

           NET INTEREST INCOME AFTER
              PROVISION FOR CREDIT LOSSES              1,688,182             902,634              690,292
                                                 ----------------    ----------------    -----------------

 OTHER INCOME:

      Service charges on deposit accounts                327,079             175,046               75,702
                                                 ----------------    ----------------    -----------------

 OTHER EXPENSES:

      Salaries and employee benefits                   1,123,714           1,006,496              904,450

      Legal and professional                              78,760              63,153               75,416

      Loan collection expenses                            23,160              17,297                    -

      Rent and occupancy                                 197,488             194,139              191,315

      Marketing and business development                  28,064              31,382               40,293

      Insurance                                           29,218              23,977               21,158

      Data processing                                     50,815              51,942               41,255

      Support services                                    96,896              75,990               76,160

      Depreciation and amortization                      100,983             133,601              125,883

      Other expenses                                     143,579             123,001              106,709
                                                 ----------------    ----------------     -----------------
           Total other expenses                        1,872,677           1,720,978            1,582,639
                                                 ----------------    ----------------    -----------------

 INCOME (LOSS) BEFORE INCOME TAXES                       142,584           (643,298)            (816,645)


 FEDERAL AND STATE INCOME TAX EXPENSE                          -                   -                    -
                                                 ----------------    ----------------    -----------------

 NET INCOME (LOSS)                                    $  142,584         $ (643,298)          $ (816,645)
                                                 ================    ================    =================

 BASIC AND DILUTED EARNINGS (LOSS) PER
      SHARE OF COMMON STOCK                           $     0.17         $    (0.78)          $    (0.99)
                                                 ================    ================    =================

 The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE
              INCOME YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


                                                                                          Accumulated
                                               Common                                        Other           Total
                                                Stock                      Accumulated   Comprehensive    Stockholders'
                                             (Par Value)     Surplus        Deficit      Income (Loss)       Equity
                                             ------------  ------------   -------------  -------------   ---------------

Balances, December 31, 2000                     $  8,223   $ 8,099,012    $(1,078,231)        $   206      $  7,029,210

Comprehensive loss:

      Net loss                                         -             -       (816,645)              -         (816,645)
      Other comprehensive loss, net of tax:
        Unrealized holding losses on
          securities available for sale
          arising during the period                    -             -               -           (93)              (93)
                                                                                                         ---------------
Total comprehensive loss
                                                                                                              (816,738)
                                             ------------  ------------   -------------   ------------   ---------------

Balances, December 31, 2001                        8,223     8,099,012     (1,894,876)            113         6,212,472
                                             ------------  ------------   -------------   ------------   ---------------

Comprehensive loss:

      Net loss                                         -             -       (643,298)              -         (643,298)
      Other comprehensive income, net of tax:
        Unrealized holding gains on
          securities available for sale
            arising during the period                  -             -               -         56,702            56,702
                                                                                                         ---------------
Total comprehensive loss
                                                                                                              (586,596)
                                             ------------  ------------   -------------   ------------   ---------------


BALANCES, DECEMBER 31, 2002                        8,223     8,099,012     (2,538,174)         56,815         5,625,876
                                             ------------  ------------   -------------   ------------   ---------------

COMPREHENSIVE INCOME:

      NET INCOME                                       -             -         142,584              -           142,584
      OTHER COMPREHENSIVE LOSS, NET OF TAX:
        UNREALIZED HOLDING LOSSES ON
          SECURITIES AVAILABLE FOR SALE
        ARISING DURING THE PERIOD                      -             -               -        (17,390)          (17,390)
                                                                                                         ---------------
TOTAL COMPREHENSIVE INCOME
                                                                                                                125,194
                                             ------------  ------------   -------------   ------------   ---------------

BALANCES, DECEMBER 31, 2003                     $  8,223   $ 8,099,012    $ (2,395,590)      $ 39,425      $  5,751,070
                                             ============  ============   =============   ============   ===============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31,                                               2003                2002               2001
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                              $   142,584        $  (643,298)       $  (816,645)
    Adjustments to reconcile net income (loss) to net cash
       provided (used) by operating activities:

      Depreciation, amortization and accretion                         112,444             107,550           (23,382)

      Provision for credit losses                                      270,000             430,000            180,000

      Provision for losses on unfunded commitments                       6,000              12,000                  -

      Change in assets and liabilities:

        Increase in accrued interest receivable                       (37,030)            (48,410)           (39,173)

        Decrease (increase) in other assets                             89,584           (105,691)           (24,404)

        (Decrease) increase in accrued interest payable                (4,536)               6,499                909

        Increase in other liabilities                                   53,845              54,159             15,225
                                                              -----------------   -----------------   ----------------

           Net cash provided (used) by operating activities            632,891           (187,191)          (707,470)
                                                              -----------------   -----------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of available for sale securities                     (2,032,500)         (8,498,590)        (9,842,646)

    Maturities of available for sale securities                              -           7,500,000          7,000,000

    Purchases of MFB stock                                            (25,000)                   -                  -

    Proceeds from sale of FRB stock                                      7,000              13,600             29,050

    Increase in loans, net                                         (3,127,280)         (9,862,627)       (14,450,332)

    Purchases of premises and equipment                               (15,476)                   -           (36,603)
                                                              -----------------   -----------------   ----------------

          Net cash used by investing activities                    (5,193,256)        (10,847,617)       (17,300,531)
                                                              -----------------   -----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Increase in noninterest-bearing deposits, net                    3,811,430           2,252,804          2,168,967

    Increase in time deposits, net                                   1,875,856          14,576,076          3,291,252

    (Decrease) increase in securities sold under agreements
       to repurchase, net                                            (632,067)           2,612,796          2,661,466

    (Decrease) increase in short-term borrowings, net                        -            (37,875)             37,875
                                                              -----------------   -----------------   ----------------


          Net cash provided by financing activities                  5,055,219          19,403,801          8,159,560
                                                              -----------------   -----------------   ----------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       494,854           8,368,993        (9,848,441)


CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        10,462,544           2,093,551         11,941,992
                                                              -----------------   -----------------   ----------------

CASH AND CASH EQUIVALENTS, END OF YEAR                            $ 10,957,398        $ 10,462,544        $ 2,093,551
                                                              =================   =================   ================

SUPPLEMENTAL CASH FLOWS INFORMATION:
    Interest paid                                                  $   534,909         $   730,008         $  581,586
    Total (decrease) increase in unrealized appreciation
       on available for sale securities                               (26,349)              85,913              (165)

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CommerceFirst Bancorp, Inc. (the "Company") is a bank holding company formed on July 9, 1999, whose principal activity is the ownership and management of its wholly owned subsidiary, CommerceFirst Bank (the "Bank"). Upon obtaining sufficient capital from the Company, the de novo Bank was granted final approvals by regulatory agencies and began its operations on June 29, 2000.

         The Bank provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

         Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

         Principles of Consolidation:

         The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. and its subsidiary, CommerceFirst Bank. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 18) of the Company account for the subsidiary using the equity method of accounting.

         Use of Estimates:

         The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         Securities Held to Maturity:

         Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security. The Bank has no investment securities classified as held to maturity as of December 31, 2003 and 2002.

         Securities Available for Sale:

         Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income (loss). Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Other Securities:

         Federal Reserve Bank ("FRB"), Atlantic Central Bankers Bank ("ACBB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not have readily determinable fair values for purposes of Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, because their ownership is restricted and they lack a market.

         Loans and Allowance for Credit Losses:

         Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

         The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrower's ability to pay.

         While management believes it has established the allowance for credit losses in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

         Reserve for Unfunded Commitments:

         The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

         Bank Premises and Equipment:

         Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Any gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of operations. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Long-Lived Assets:

         The carrying value of long-lived assets and certain identifiable intangibles is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2003 and 2002, no long-lived assets existed in which management considered impaired, as prescribed in SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and later superceded by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

         Income Taxes:

         The provision for Federal and State income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

         Temporary differences, which give rise to deferred tax assets, relate principally to the allowance for credit losses, accumulated depreciation, and operating loss carryovers.

         Temporary differences, which give rise to deferred tax liabilities, relate principally to accumulated depreciation and unrealized gains on securities available for sale.

         Securities Sold Under Agreements to Repurchase:

         Securities sold under agreements to repurchase are comprised of customer deposit agreements with daily maturities. These obligations are not federally insured, but are collateralized by a security interest in various investment securities. These pledged securities are segregated and maintained by a third-party institution. The amortized cost of these securities at December 31, 2003 and 2002 was $4,024,930 and $5,006,416, respectively. The fair value of these securities at December 31, 2003 and 2002 was $4,057,190 and $5,092,500, respectively.
         The securities sold under agreements to repurchase were under-collateralized by approximately $670,000 and $320,000 as of December 31, 2003 and 2002, respectively.

         Credit Risk:

         The Bank and Company have deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank and Company had deposits and Federal funds sold of approximately $9,858,000 and $9,915,000 with two and three financial institutions as of December 31, 2003 and 2002, respectively.

         Cash and Cash Equivalents:

         The Bank has included cash and due from banks, interest bearing deposits in other financial institutions and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

         Earnings (loss) per common share:

         Basic earnings (loss) per common share is determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is calculated including the average dilutive common stock equivalents outstanding during the period, using the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS treasury stock method, unless they are anti-dilutive. Potential future dilutive common equivalent shares consist of stock warrants.

         Financial Statement Presentation:

         Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

NOTE 2. DEVELOPMENT STAGE OPERATIONS

         Through June 30, 2000, the Company devoted substantially all of its efforts towards establishing a new banking business and raising capital, and accordingly, the Company met the criteria defined by SFAS No. 7, Accounting and Reporting by Development Stage Enterprises. The Bank was fully funded and commenced lending and banking operations at the end of the second quarter of 2000 and was no longer considered in the development stage. The Company had a deficit accumulated during the development stage of $432,547 through June 30, 2000; the remaining deficit was accumulated through December 31, 2002, as the Bank was not yet profitable.

NOTE 3. INVESTMENT SECURITIES

         Investment securities are summarized as follows

                                                                     Gross         Gross
                                                   Amortized       Unrealized    Unrealized        Fair
                                                     Cost             Gains        Losses          Value
                                                 -------------   -------------  -----------     -----------
         DECEMBER 31, 2003
         -----------------
         AVAILABLE FOR SALE:
          U.S. TREASURY (DUE WITHIN ONE YEAR)    $ 5,001,527         $ 43,163     $     -          $5,044,690
          U.S. TREASURY (DUE OVER ONE
             TO FOUR YEARS)
                                                   2,025,928           16,572           -          2,042,500
                                                 -----------      -----------     -------        ------------

                                                 $ 7,027,455         $ 59,735     $     -          $7,087,190
                                                 ===========      ===========     =======        ============

         December 31, 2002
         -----------------

         Available for sale:
           U.S. Treasury (due over one
             to three years)                      $5,006,416         $ 86,084      $     -          $5,092,500
                                                 ===========      ===========     =======        ============

         For individual securities classified as either available for sale or held to maturity, the Bank must determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is considered to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). The Bank has no individual securities in an unrealized loss positions as of December 31, 2003.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS

         Major categories of loans are as follows:
                                                       2003            2002
                                                  -------------   ------------

         Commercial mortgages                     $ 12,461,615    $ 10,543,776
         Commercial demand and time                 20,867,558      19,977,922
                                                  -------------   ------------
                                                    33,329,173      30,521,698
         Unearned income on loans                      (37,179)        (35,725)
                                                  -------------   ------------
                                                    33,291,994      30,485,973
         Allowance for credit losses                  (604,100)       (655,359)
                                                  -------------   ------------

                                                  $ 32,687,894    $ 29,830,614
                                                  =============   ============

         The Bank makes business loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio will be diversified, its performance will be influenced by the economy of the region.

         Executive officers, directors, and their affiliated interests enter into business loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2003 and 2002, such loans outstanding totaled $4,193,424 and $4,458,933, respectively. During 2003 and 2002, loan additions were $635,459 and $883,450, respectively. During 2003 and 2002, loan repayments were $635,459 and $744,783, respectively.

         The allowance for credit losses is as follows:
                                                           2003         2002
                                                        -----------  -----------

         Balance, beginning of year                      $ 655,359    $ 270,000
         Provision for credit losses                       270,000      430,000
         Recoveries                                         11,500        2,000
         Loans charged off                                (332,759)     (46,641)
                                                        -----------  -----------

         Balance, end of year                            $ 604,100    $ 655,359
                                                        ===========  ===========

         Loans on which the accrual of interest has been discontinued amounted to $391,429 and $75,000 at December 31, 2003 and 2002, respectively. Interest that would have been accrued under the terms of these loans totaled $13,456 and $1,582 for the years ended December 31, 2003 and 2002, respectively. The Bank has no commitments to loan additional funds to the borrowers of impaired or non-accrual loans.

         Information regarding loans classified by the Bank as impaired is summarized as follows:

                                                                       2003
                                                                --------------

         Loans classified as impaired                               $ 391,429
         Allowance for credit losses on impaired loans                 29,693
         Average balance of impaired loans during year              $ 735,794

         According to management, the Bank has no investments in troubled debt restructurings as of December 31, 2003 and 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PREMISES AND EQUIPMENT

         A summary of premises and equipment is as follows:


                                                        Useful lives        2003          2002
                                                       --------------  ------------  ------------
         Equipment                                       3-5 years        $ 228,496     $ 215,852
         Furniture and fixtures                           5 years            96,163        93,331
         Leasehold improvements                          4-5 years           38,351        38,351
         Software                                         3 years           148,852       148,852
                                                                       ------------  ------------
                                                                            511,862       496,386
         Accumulated depreciation and amortization                         (421,237)     (320,254)
                                                                       ------------  ------------

                                                                           $ 90,625     $ 176,132
                                                                       ============  ============

         Depreciation expense was $70,074, $83,984 and $84,400 for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization of software was $30,909, $49,617, and $41,483 for the years ended December 31, 2003, 2002 and 2001, respectively.

         The Company leases a facility to serve as the executive offices for the Company and as the main banking office for the Bank. The facility, which is approximately 8,100 square feet and located in Annapolis, Maryland, is leased by the Company through April 2005, with three five year renewal options, with annual increases of 3%. Total rent expense, including pro-rata portions of property taxes and maintenance expenses, relating to this agreement, was $178,008, $172,612 and $167,444 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 6. DEPOSITS

Major classifications of interest-bearing deposits are as follows:

                                                         2003          2002
                                                     ------------  ------------

         NOW                                          $ 1,272,138   $ 1,092,907
         Money Market                                  16,210,283    15,224,218
         Savings                                          520,134       235,941
         Certificates of Deposit, $100,000 or more     12,938,343    12,651,130
         Other time deposits                              285,212       146,058
                                                     ------------  ------------
                                                     $ 31,226,110  $ 29,350,254
                                                     ============  ============

Interest expense on interest-bearing deposits, by category, is as follows:

                                                     2003       2002      2001
                                                   --------- --------- ---------

         NOW                                        $  3,762  $  6,197  $  3,645
         Money Market                                136,068   266,294   232,324
         Savings                                       1,587     5,978     1,701
         Certificates of Deposit, $100,000 or more   352,085   412,541   315,329
         Other time deposits                           4,138     6,330     7,063
                                                   --------- --------- ---------

                                                   $ 497,640 $ 697,340 $ 560,062
                                                   ========= ========= =========

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At December 31, 2003, the scheduled maturities of time deposits are approximately as follows:

                                            2003
                                      ---------------

                        2004            $ 12,253,000
                        2005                 505,000
                        2006                 155,000
                        2007                 155,000
                        2008                 155,000
                                      ---------------
                                        $ 13,223,000
                                      ===============

         Deposit and repurchase agreement balances of executive officers and directors and their affiliated interests totaled approximately $8,540,000 and $8,820,000 at December 31, 2003 and 2002, respectively.

         The Bank had no brokered deposits at December 31, 2003 and 2002.

NOTE 7. SHORT-TERM BORROWINGS

         Notes payable to the U.S. Treasury are Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. The note payable was unsecured at December 31, 2003 and 2002, respectively.

         The Bank has received approval of secured and unsecured credit facilities for short-term liquidity needs from financial institutions of $3,000,000 and $2,200,000 and $0 and $3,000,000, respectively, at
         December 31, 2003 and 2002, respectively. There were no borrowings outstanding under these credit arrangements at December 31, 2003 and 2002.

NOTE 8. OTHER OPERATING EXPENSES

         Other operating expenses include the following:


                                                             2003          2002           2001
                                                         -----------   -----------   ------------

         Correspondent service charges                      $ 21,433      $ 10,575       $ 1,972
         Courier                                               2,209        10,650        10,572
         Internet charges                                      9,400         8,335         3,214
         Loan fees - SBA                                      17,196        12,661         3,828
         Office supplies                                      24,593        15,291        19,686
         Postage                                              13,337        10,314         7,380
         Repairs and maintenance                               4,577         3,783         5,345
         Provision for losses on unfunded commitments          6,000        12,000             -
         Telephone                                            10,392        10,115        10,381
         Other                                                34,442        29,277        44,331
                                                         -----------   -----------   ------------

                                                           $ 143,579     $ 123,001     $ 106,709
                                                         ===========   ===========   ============

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. INCOME TAXES

         Income taxes included in other liabilities are as follows:

                                                                      2003          2002
                                                                  -----------  -----------
         Deferred tax assets:
          Accumulated depreciation                                   $  3,310       $    -
          Allowance for credit losses                                 233,303      253,100
          Charitable contributions                                        570          328
          Net operating loss carryforwards                            699,919      747,192
          Reserve for unfunded commitments                              6,952        4,634
                                                                  -----------  -----------
                                                                      944,054    1,005,254
                                                                  -----------  -----------

         Deferred tax liabilities:
          Accumulated depreciation                                          -        5,075
          Net unrealized gains on securities available for sale        20,310       29,269
                                                                  -----------  -----------
                                                                       20,310       34,344
                                                                  -----------  -----------
         Net deferred tax asset                                       923,744      970,910
         Valuation allowance                                         (903,434)    (941,641)
                                                                  -----------  -----------

         Net deferred tax liability                                  $ 20,310     $ 29,269
                                                                  ===========  ===========

         A valuation allowance has been established for net deferred tax assets relating to all amounts other than unrealized gains/losses on securities available for sale, as the Bank has yet to attain sustained core profitability. Operating losses of approximately $2,042,000 are available to offset future taxable income through 2021. Management will evaluate the level of the valuation allowance throughout the coming year, with focus on the Bank's profitability and its ability to utilize operating loss carryforwards.

NOTE 10. COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

         Financial instruments:

         The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

         Outstanding loan commitments, unused lines of credit and letters of credit are approximately as follows:

                                                          2003           2002
                                                     ------------  ------------
         Loan commitments:
            Commercial                                $ 6,114,000   $ 3,588,000
                                                     ============  ============

         Unused lines of credit:
           Commercial lines                           $ 7,690,000   $ 5,850,000
                                                     ============  ============

         Letters of credit:                           $    25,000   $        -
                                                     ============  ============

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates reflecting current market conditions, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Some of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on the Bank's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are normally obtained to provide added security for certain commitments.

         Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

         The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments and lines of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2003 and 2002, the Bank has accrued $18,000 and $12,000, respectively, for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities

         Employment agreements:

         The Company has employment agreements with the Chairman of the Board of Directors, President, and Executive Vice President, which expire in 2009.

         Legal:

         In 2004, the Company became a party to a lawsuit arising in the normal course of business. In the opinion of management, the ultimate disposition of this matter will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

NOTE 11. STOCKHOLDERS' EQUITY

         Restrictions on dividends:

         Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years.

         Regulatory capital requirements:

         The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003 and 2002 the Company and Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

         A comparison of capital as of December 31, 2003 and 2002 with minimum requirements is approximately as follows


                                                                                            TO BE WELL CAPITALIZED
                                                                                                 UNDER PROMPT
                                                                         FOR CAPITAL          CORRECTIVE ACTION
                                                  ACTUAL              ADEQUACY PURPOSES           PROVISIONS
                                           AMOUNT       RATIO        AMOUNT       RATIO       AMOUNT         RATIO
                                     -------------------------------------------------------------------------------

         AS OF DECEMBER 31, 2003
          TOTAL CAPITAL
          (TO RISK WEIGHTED ASSETS)
          COMPANY                           $ 6,126,067  18.6%        $ 2,636,000   8.0%            N/A
          BANK                                4,942,416  15.0%          2,636,000   8.0%        $ 3,296,000   10.0%

          TIER I CAPITAL
          (TO RISK WEIGHTED ASSETS)
          COMPANY                             5,711,643  17.3%          1,318,000   4.0%            N/A
          BANK                                4,527,993  13.7%          1,318,000   4.0%          1,977,000    6.0%

          TIER I CAPITAL
          (TO AVERAGE ASSETS)
          COMPANY                             5,711,643  12.7%          1,800,000   4.0%            N/A
          BANK                                4,527,993  10.1%          1,799,000   4.0%          1,647,000    5.0%

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                             To Be Well Capitalized
                                                                                                 Under Prompt
                                                                       For Capital             Corrective Action
                                                  Actual            Adequacy Purposes             Provisions
                                           Amount       Ratio        Amount       Ratio       Amount         Ratio
                                     -------------------------------------------------------------------------------
         As of December 31, 2002
          Total Capital
          (to Risk Weighted Assets)
          Company                           $ 5,698,248  18.9%          2,408,000   8.0%            N/A
          Bank                                4,712,499  15.7%          2,404,000   8.0%        $ 3,005,000   10.0%

          Tier I Capital
          (to Risk Weighted Assets)
          Company                             5,319,060  17.7%          1,204,000   4.0%            N/A
          Bank                                4,333,311  14.4%          1,202,000   4.0%          1,803,000    6.0%

          Tier I Capital
          (to Average Assets)
          Company                             5,319,060  12.3%          1,726,000   4.0%            N/A
          Bank                                4,333,311  10.1%          1,714,000   4.0%          2,143,000    5.0%


NOTE 12. WARRANT AND OPTION PLANS

        The Board of Directors of the Company has adopted a Warrant Plan that will issue non-transferable warrants to each organizer. At December 31, 2003 and 2002, 123,337 shares were obligated but not issued under the plan.

        The plan calls for warrants to vest over three years at a rate of 30%, 30%, and 40%, respectively and entitles each holder thereof to purchase one share of stock. At December 31, 2003, vested warrants totaled 123,337 of which no warrants had been exercised. The exercise price of each warrant is $10 per share and must be exercised, unless earlier called by the Company, not later than 10 years from August 18, 2000. Generally, vested warrants also expire one year following the date that the organizer ceases to be a director of the Bank. Warrants may be called by the Company in the event that a merger, sale, acquisition, share exchange or other similar extraordinary event is approved by the Board of Directors of the Company. Upon call by the Company, warrant holders have 90 days in which to exercise their warrants. If they are not exercised, the Company will pay the warrant holder the difference between the exercise price of the warrant and the fair market value of the stock of the Company at the time of the closing of the transaction. In the event that an applicable Federal or state regulatory authority determine that the Bank's capital fails to meet minimum capital requirements, such regulatory authority may direct the Company to call all outstanding warrants. Any warrants not exercised will be thereafter forfeited.

        The Board of Directors of the Company also intends to adopt a stock option plan as a performance incentive for the Bank's officers and key employees. The employment contracts, signed by the Chairman of the Board, President, and Executive Vice President, obligates the Company to issue non-transferable stock options in the amount of 2,500, 10,000, and 7,500, respectively, at an exercise price of $10 per share. At December 31, 2003, no stock options had been issued by the Company.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        The Company applies Accounting Principles Board Opinion (APB) No. 25 and related Interpretations in accounting for these plans. Under APB No. 25, recognition of compensation expense for warrants and contractually committed options is not required when they are granted at an exercise price equal to or exceeding the fair market value of the Company's common stock on the grant date. Accordingly, no compensation cost has been recognized in the accompanying Consolidated Financial Statements for these plans. SFAS No. 123, Accounting for Stock-Based Compensation, establishes accounting and reporting standards for stock-based compensation plans. SFAS No. 123 defines a fair value base method of accounting for measuring compensation expense for stock-based plans to be recognized in the statement of income or disclosed in the notes to the financial statements. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 Accounting for Stock-Based Compensation, there would be no material change in reported net income.

NOTE 13. EMPLOYEE BENEFIT PLANS

        The Bank has employee benefit programs that include health and dental insurance, life and long-term and short-term disability insurance and a 401(k) retirement plan. Under the 401(k) plan, the Bank made a 50% match of eligible employee contributions up to 6% of base salary in 2003 and made no matching contributions in 2002. The Bank's contributions to the plan, included in salaries and employee benefits, totaled $21,642, for the year ended December 31, 2003.

NOTE 14. INCOME (LOSS) PER COMMON SHARE

        Losses per common share are calculated as follows:


                                                            2003            2002         2001
                                                         ----------     ----------    ----------

         Basic:
          Net income (loss)                               $ 142,584     $ (643,298)   $ (816,645)
          Weighted average common shares outstanding        822,250        822,250       822,250
          Basic net income (loss) per share               $    0.17     $    (0.78)   $   (0.99)

        Diluted losses per share calculations were not applicable for 2003, 2002, and 2001 since consideration of outstanding warrants and contractually committed options would have been anti-dilutive.

NOTE 15. RELATED PARTY TRANSACTIONS

        The Bank paid $29,606, $4,831 and $12,670 during the years ended December 31, 2003, 2002 and 2001 respectively, to a computer consulting firm of which a Director is also a principal. Expenditures included computer hardware, software, installation, training, and support services.

        The Bank paid $94,469, $82,749 and $71,827 during the years ended December 31, 2003, 2002 and 2001 respectively, for various group insurance benefits for which a Director will ultimately receive commission compensation.

        Expenses of approximately $22,946, $21,267, and $5,400 were paid for legal services with a law firm, of which the Chairman of the Board of the Company is a principal, for the years ended December 31, 2003, 2002 and 2001, respectively.

        All of the above transactions appear to have been consummated on terms equivalent to those that prevail in arms length transactions.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.  FAIR VALUES OF FINANCIAL INSTRUMENTS

        In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:


                                                                 2003                               2002
                                                    --------------------------------  ---------------------------------
                                                       CARRYING          FAIR            Carrying           Fair
                                                        AMOUNT           VALUE            Amount           Value
                                                    --------------------------------  ---------------------------------
         FINANCIAL ASSETS
            Cash and due from banks                    $  2,374,141    $  2,374,141      $  1,684,719     $  1,684,719
            Interest bearing deposits in other
              financial institutions                              -               -           230,500          230,500
            Federal funds sold                            8,583,257       8,583,257         8,547,325        8,547,325
            Investment securities available for
              sale, at fair value                         7,087,190       7,087,190         5,092,500        5,092,500
            FRB stock, at cost                              132,450         132,450           139,450          139,450
            Other equity investments, at cost                62,000          62,000            37,000           37,000
            Loans, less allowance for credit losses      32,687,894      32,687,894        29,830,614       29,830,614
            Accrued interest receivable                     172,811         172,811           135,781          135,781

         FINANCIAL LIABILITIES
            Noninterest-bearing demand                    9,387,230       9,387,230         5,575,800        5,575,800
            Interest-bearing                             31,226,110      31,226,110        29,350,254       29,350,254
            Securities sold under agreements to
              repurchase                                  4,693,879       4,693,879         5,325,946        5,325,946
            Accrued interest payable on deposits             17,709          17,709            22,245           22,245


        For purposes of the disclosures of estimated fair value, the following assumptions were used.

        Loans:

        The fair value of loans is considered to approximate carrying value because of the ability to re-price at short-term intervals.

        Investment securities:

        Estimated fair values are based on quoted market prices.

        Deposits:

        The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts).

        Other assets and liabilities:

        The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold and accrued interest receivable and payable are considered to approximate cost because of their short-term nature.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

NOTE 17. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In January 2003, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other. This statement establishes standards for recognizing a liability for the fair value of an obligation undertaken in issuing a guarantee.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133.

        In May 2003, the FASB also issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

        In management's opinion, these statements have little applicability to the Company and Bank at this time and believe they are in compliance with all applicable provisions of these statements. Management believes that these statements may become more applicable in the future as the Bank continues to grow.

        In November 2003, the FASB also issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This statement establishes standards for accounting for and disclosure of declines in fair value below cost basis of available for sale and held to maturity investment securities. In management's opinion, the Company and Bank are currently in compliance with all applicable provisions of this pronouncement (see
        Note 3).

        In March 2003, the SEC issued Regulation G, Conditions for Use of Non-GAAP Financial Measures. As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company's historical or future performance, financial position, or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with GAAP. Companies that present non-GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP. Management does not believe it has used any non-GAAP financial measure in this report.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. PARENT COMPANY FINANCIAL INFORMATION

        The Balance Sheets, Statements of Operations and Statements of Cash Flows for CommerceFirst Bancorp, Inc. (Parent Only) are presented below:


                                 BALANCE SHEETS
         -------------------------------------------------------------------------------
         December 31,                                           2003           2002
         -------------------------------------------------------------------------------
                                     ASSETS

         Cash                                                $ 1,178,651    $ 1,230,500
         Investment in CommerceFirst Bank                      4,567,419      4,390,128
         Other assets                                              5,000          5,248
                                                           -------------- --------------

                 TOTAL ASSETS                                $ 5,751,070    $ 5,625,876
                                                           ============== ==============

                              STOCKHOLDERS' EQUITY


         Common stock                                        $     8,223    $     8,223
         Surplus                                               8,099,012      8,099,012
         Accumulated deficit                                 (2,395,590)    (2,538,174)
         Accumulated other comprehensive income                   39,425         56,815
                                                           -------------- --------------

                 TOTAL STOCKHOLDERS' EQUITY                  $ 5,751,070    $ 5,625,876
                                                           ============== ==============


                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

         ------------------------------------------------------------------------------------------------
                                                                        2003         2002         2001
         ------------------------------------------------------------------------------------------------

         Income                                                       $    1,079   $   3,588    $  45,933
         Expenses                                                        (53,176)    (43,972)     (43,083)
                                                                     -----------  ----------   -----------
         (Loss) income before equity in income (loss) of subsidiary      (52,097)    (40,384)       2,850
         Net income (loss) of subsidiary                                 194,681    (602,914)    (819,495)
                                                                     -----------  ----------   ----------

                          NET INCOME (LOSS)                          $   142,584   $(643,298)   $(816,645)
                                                                     ===========  ==========   ==========

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001


         -------------------------------------------------------------------------------------------
                                                            2003            2002            2001
         -------------------------------------------------------------------------------------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income (loss)                                 $  142,584    $ (643,298)   $ (816,645)
          Adjustments to reconcile net income (loss)to
            net cash used by operating activities:
            Decrease (increase) in other assets                    248         1,752        (4,000)
            Net (income) loss of subsidiary                   (194,681)      602,914       819,495
                                                          ------------  -------------  -------------

           Net cash used by operating activities               (51,849)      (38,632)       (1,150)
                                                          ------------  -------------  -------------

         DECREASE IN CASH                                      (51,849)      (38,632)       (1,150)

         CASH, BEGINNING OF YEAR                             1,230,500     1,269,132     1,270,282
                                                          ------------  -------------  -------------
         CASH, END OF YEAR                                 $ 1,178,651   $ 1,230,500   $ 1,269,132
                                                          ============  =============  =============

NOTE 19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the Consolidated unaudited quarterly results of operations:


                            2003
                   (DOLLARS IN THOUSANDS,                                THREE MONTHS ENDED,
                  EXCEPT PER SHARE AMOUNTS)        DECEMBER 31     SEPTEMBER 30        JUNE 30       MARCH 31
         --------------------------------------------------------------------------------------------------------
         INTEREST INCOME                           $     627       $     628          $     633         $     601
         INTEREST EXPENSE                                118             116                146               150
         NET INTEREST INCOME                             509             512                487               451
         PROVISION FOR CREDIT LOSSES                      75              75                 75                45
         NET INCOME                                       42              62                 14                25
         NET INCOME PER SHARE (BASIC AND DILUTED)  $    0.05       $    0.07          $    0.02         $    0.03


                            2002
                   (Dollars in thousands,                           Three months ended,
                  except per share amounts)      December 31     September 30      June 30         March 31
         --------------------------------------------------------------------------------------------------------
         Interest income                        $   603         $    567         $   481          $  417
         Interest expense                           210              200             168             158
         Net interest income                        394              367             313             259
         Provision for credit losses                295               45              45              45
         Net loss                                   266               60             142             175
         Net loss per share (basic and diluted) $ (0.33)        $  (0.07)        $ (0.17)          (0.21)


                            2001
                   (Dollars in thousands,                           Three months ended,
                  except per share amounts)      December 31     September 30      June 30          March 31
         --------------------------------------------------------------------------------------------------------
         Interest income                         $   421         $    411        $    309         $    312
         Interest expense                            159              165             126              132
         Net interest income                         262              246             183              180
         Provision for credit losses                  45               45              45               45
         Net loss                                    162              164             251              240
         Net loss per share (basic and diluted)  $ (0.20)        $  (0.20)       $  (0.30)        $  (0.29)

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                            SEPTEMBER                   December
                                                                            30, 2004                   31, 2003
                                                                          --------------             --------------
         ASSETS                                                            (UNAUDITED)                 (Audited)
                                                                          --------------             --------------

         Cash and due from banks                                          $   1,534,296                $ 2,374,141
         Federal funds sold                                                   8,305,002                  8,583,257
                                                                          --------------             --------------
                                                                              9,839,298                 10,957,398
         Investment securities available-for-sale,
              at fair value                                                   6,025,640                  7,087,190
         Federal Reserve Bank stock, at cost                                    137,050                    132,450
         Atlantic Central Bankers Bank stock, at cost                            37,000                     37,000
         Maryland Financial Bank stock, at cost                                  25,000                     25,000
         Loans, less allowance for credit losses
              of $1,123,403 (2004) and $604,100 (2003)                       43,794,908                 32,687,894
         Premises and equipment, at cost,
              less accumulated depreciation                                     150,676                     90,625
         Accrued interest receivable                                            191,040                    172,811
         Deferred tax asset                                                     945,000                          -
         Other assets                                                           213,003                    104,706
                                                                          --------------             --------------
                           TOTAL ASSETS                                   $  61,358,615                 51,295,074
                                                                          ==============             ==============

         LIABILITIES AND STOCKHOLDERS' EQUITY

         Liabilities:
         Deposits:
              Noninterest-bearing demand                                   $ 12,184,228               $  9,387,230
              Interest-bearing                                               39,216,893                 31,226,110
                                                                          --------------             --------------
                                                                             51,401,121                 40,613,340
         Securities sold under agreements to repurchase                       2,917,235                  4,693,879
         Accrued interest payable on deposits                                    26,487                     17,709
         Other liabilities                                                      344,627                    219,076
                                                                          --------------             --------------
              TOTAL LIABILITIES                                              54,689,470                 45,544,004
                                                                          --------------             --------------

         COMMITMENTS AND CONTINGENCIES

         STOCKHOLDERS' EQUITY

         Common stock, par value $.01, authorized 4,000,000
              shares; issued and outstanding 822,250 shares;                      8,223                      8,223
         Surplus                                                              8,099,012                  8,099,012
         Accumulated deficit                                                 (1,439,556)                (2,395,590)
         Accumulated other comprehensive income(loss)                             1,467                     39,425
                                                                          --------------             --------------
              TOTAL STOCKHOLDERS' EQUITY                                      6,669,145                  5,751,070
                                                                          --------------             --------------

              TOTAL LIABILITIES AND  STOCKHOLDERS' EQUITY                  $ 61,358,615               $ 51,295,074
                                                                          ==============             ==============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME


                                                       THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                         SEPTEMBER 30,                      SEPTEMBER 30,
                                                 -------------------------------    -------------------------------
                                                      2004              2003            2004              2003
                                                 ---------------     -----------    -------------     -------------
                                                           (Unaudited)                       (Unaudited)
INTEREST INCOME ON:
      Commercial and industrial loans,
      including fees                             $       437,491     $  359,164     $  1,142,627      $  1,042,304
      Real estate secured loans, including fees          272,793        211,940          733,861           639,759
      U.S. Treasury securities                            38,161         48,614          134,857           143,599
      Other investments                                    2,056          1,987            7,470             6,713
      Federal funds sold                                   8,317          5,795           42,401            29,489
                                                 ---------------     ----------     ------------      ------------
               Total interest income                     758,818        627,501        2,061,216         1,861,865
                                                 ----------------    -----------    ------------      ------------
INTEREST EXPENSE ON:
      Deposits                                           128,943        112,739          366,808           383,647
      Securities sold under agreements to
      repurchase                                           3,017          3,069           15,393            28,236
                                                 ---------------     ----------     ------------      ------------
      Short term borrowings                                  550            205              550               205
                                                 ---------------     ----------     ------------      ------------
                 Total interest expense                  132,511        116,014          82,751           412,089
                                                 ---------------     ----------     ------------      ------------
                NET INTEREST INCOME                      626,307        511,487        1,678,465         1,449,776
                                                 ---------------     ----------     ------------      ------------
PROVISION FOR CREDIT LOSSES                              410,000         75,000          500,000           195,000
                                                 ---------------     ----------     ------------      ------------
                 NET INTEREST INCOME AFTER
                    PROVISION FOR CREDIT LOSSES          216,307        436,487        1,178,465         1,254,776
                                                 ---------------     ----------     ------------      ------------
OTHER INCOME:
      Gain on sales of SBA loans                          72,958              -          199,193                 -
      Service charges                                     76,571         77,522          233,100           243,337
                                                 ---------------     ----------     ------------      ------------
                                                         149,529         77,522          432,293           243,337
                                                 ---------------     ----------     ------------      ------------
OTHER EXPENSES:
      Salaries and benefits                              331,838        286,480          982,172           831,881
      Legal and professional                              17,059         15,991           54,500            60,722
      Loan collection expenses                            13,107          3,274           23,288            22,306
      Rent and occupancy                                  58,155         50,809          162,264           147,685
      Marketing and business development                  12,085          7,405           31,868            20,347
      Data processing                                     12,826         12,221           41,404            37,153
      Support services                                    26,871         22,450           84,144            70,292
      Depreciation and amortization                       18,764         17,410           55,603            84,378
      Other expenses                                      62,083         36,456          164,481           122,791
                                                 ---------------     ----------     ------------      ------------
                  Total other expenses                   552,787        452,496        1,599,723         1,397,556
                                                 ---------------     ----------     ------------      ------------
INCOME (LOSS) BEFORE INCOME TAX                        (186,950)         61,513           11,035           100,557
FEDERAL AND STATE INCOME TAX BENEFIT                     945,000              -          945,000                 -
                                                 ---------------     ----------     ------------      ------------
NET INCOME                                        $      758,050     $   61,513     $    956,035      $   100,557
                                                 ===============     ==========     =============     ============

      BASIC AND DILUTED INCOME
           PER SHARE OF COMMON STOCK              $         0.92     $     0.07     $       1.16      $       0.12
                                                 ===============     ==========     =============     ============
      WEIGHTED AVERAGE SHARES
           OF COMMON STOCK OUTSTANDING                   822,250        822,250          822,250           822,250
                                                 ===============     ==========     =============     ============

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


                                                  THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                    SEPTEMBER 30,                      SEPTEMBER 30,
                                            -------------------------------     ---------------------------
                                                 2004              2003             2004          2003
                                            -------------     -------------     -----------    ------------
                                             (UNAUDITED)       (Unaudited)      (UNAUDITED)    (Unaudited)

Net income                                   $   758,050      $    61,513       $  956,035      $  100,557

Other comprehensive income (loss), net of tax:

 Unrealized holding gain (loss)
    on securities available-for-sale
    during the period, net of deferred taxes      30,635          (55,178)         (36,578)         (8,183)
                                            ------------      -----------       ----------      ----------

Comprehensive income                        $    788,685      $     6,335       $  919,457       $  92,374
                                            ============      ===========       ==========      ==========





The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   COMMERCEFIRST BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

                                                                                    NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                                            -----------------------------------
                                                                                2004                  2003
                                                                            --------------        -------------
                                                                             (UNAUDITED)            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                                            $  956,035            $ 100,557
         Adjustments to reconcile net income  to net cash
             provided by operating activities:
                Depreciation, amortization and accretion                           59,260               92,899
                Deferred income tax benefit                                      (945,000)                   -
                Provision for credit losses                                       500,000              195,000
                Provision for losses on unfunded commitments                        4,500                4,500
                Change in assets and liabilities:
                Increase in accrued interest receivable                           (18,230)             (38,878)
                Increase in other assets                                         (108,297)             (17,811)
                Increase (decrease) in accrued interest payable                     8,778               (5,212)
                Increase in other liabilities                                     138,512               58,864
                                                                            --------------        -------------

                Net cash provided by operating activities                         595,559              389,919
                                                                            --------------        -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchases of available-for-sale securities                            (3,001,250)          (2,032,500)
         Maturities of available-for-sale securities                            4,000,000                    -
         Purchase of FRB stock                                                     (4,600)
         Proceeds from sale of FRB stock                                                -                7,000
         Increase in loans, net                                               (11,607,014)          (3,868,660)
         Purchases of premises and equipment                                     (111,932)             (11,619)
                                                                            --------------        -------------

                Net cash used by investing activities                         (10,724,796)          (5,905,779)
                                                                            --------------        -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Increase in noninterest-bearing deposits, net                          2,796,999            2,881,529
         Increase in time deposits, net                                         7,990,782              834,031
         Decrease in securities sold under agreements
               to repurchase, net                                              (1,776,644)          (2,546,929)
                                                                            --------------        -------------

                Net cash provided by financing activities                       9,011,137            1,168,631
                                                                            --------------        -------------

DECREASE IN CASH AND CASH EQUIVALENTS                                          (1,118,100)          (4,347,229)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                 10,957,398           10,462,544
                                                                            --------------        -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $   9,839,298         $  6,115,315
                                                                            ==============        =============
Supplemental Cash Flow Information:
         Interest payments                                                  $     373,973         $    417,301
                                                                            --------------        -------------
         Income tax payments                                                $           -         $           -
                                                                            --------------        -------------
         Total decrease in unrealized appreciation
             on available-for-sale securities                               $     (55,421)        $     (12,228)
                                                                            --------------        -------------

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation:

         The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

         The financial data at December 31, 2003 are derived from audited consolidated financial statements that are included in the Company's Annual Report for the year ended December 31, 2003. The financial data at September 30, 2004 and 2003 are derived from unaudited consolidated financial statements. Interim results are not necessarily indicative of results for the full year.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         Principles of Consolidation:

         The consolidated financial statements include the accounts of CommerceFirst Bancorp, Inc. (the "Company") and its subsidiary, CommerceFirst Bank (the "Bank"). Inter-company balances and transactions have been eliminated.

         Accounting Policies:

         There have been no changes in accounting policies used by the Company during the quarter ended September 30, 2004. The sales of SBA loans and related servicing have been accounted for in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". All future sales and servicing will be accounted for in accordance with the same pronouncement.

NOTE 2. INCOME TAXES

         The Company uses the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the enacted rates that will be in effect when these differences reverse. During the third quarter 2004, management determined that no valuation allowance, primarily attributable to unused net operating loss deductions, was required as it is more likely than not that the net deferred income tax benefits will be fully utilized in future years.

NOTE 3. NET INCOME PER COMMON SHARE

         Net income per common share has been computed (basic and diluted) for all periods presented and is based on the weighted average number of shares outstanding during the period. There are no common stock equivalents resulting from dilutive stock options or warrants.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. STOCK-BASED COMPENSATION

         The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its warrant plan and non-incentive stock option plan. As such, no compensation expenses related to the stock-based compensation plans were recorded during the three- and nine- month periods ended September 30, 2004 and 2003. If compensation costs for the Company's stock-based compensation plans had been determined based on applying the fair value and disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", no material change in reported net income would have resulted.

NOTE 5. RELATED PARTY TRANSACTIONS

         The Company paid $6,265 during the first nine months of 2004 for legal expenses to a law firm of which the Chairman of the Board of the Company and the Bank is also a principal.

         The Company paid $45,136 during the first nine months of 2004 for support services and equipment to a computer-consulting firm of which a Director of the Bank is also a principal.

         The Company paid $85,520 during the first nine months of 2004 for various group insurance benefits for which a Director of the Bank will ultimately receive commission compensation.

         Executive officers, directors and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At September 30, 2004 the amounts of such loans outstanding were $4,203,271.

         Deposit balances of executive officers, directors and their affiliated interests totaled $9,239,761 at September 30, 2004. Affiliated interests of directors also held $1,521,708 in securities sold under agreements to repurchase at September 30, 2004.

NOTE 6. COMMITMENTS AND CONTINGENCIES

         Financial instruments:

         The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments typically include commitments to extend credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

         Outstanding unused lines of credit as of September 30, 2004 are as follows:

                           Loan commitments:
                                    Commercial                $14,685,000
                           Unused lines of credit:
                                    Commercial lines          $10,561,869
                           Letters of credit                  $   167,000

         Developments:

         In September 2004, the Bank exercised the first of three 5 year renewal options for its headquarters in Annapolis.


==========================================================      =======================================================


WE HAVE NOT AUTHORIZED  ANYONE TO GIVE ANY INFORMATION OR
MAKE ANY  REPRESENTATION  ABOUT THE OFFERING THAT DIFFERS
FROM, OR ADDS TO, THE  INFORMATION IN THIS  PROSPECTUS OR
IN  OUR  DOCUMENTS  THAT  ARE  PUBLICLY  FILED  WITH  THE
SECURITIES AND EXCHANGE COMMISSION.  THEREFORE, IF ANYONE                           700,000 SHARES
DOES GIVE YOU  DIFFERENT OR ADDITIONAL  INFORMATION,  YOU
SHOULD NOT RELY ON IT. THE  DELIVERY  OF THIS  PROSPECTUS
AND/OR  THE SALE OF SHARES  OF  COMMON  STOCK DO NOT MEAN
THAT  THERE HAVE NOT BEEN ANY  CHANGES  IN OUR  CONDITION
SINCE  THE  DATE  OF  THIS  PROSPECTUS.  IF YOU  ARE IN A
JURISDICTION  WHERE IT IS UNLAWFUL  TO OFFER TO SELL,  OR                    [CommerceFirst Bancorp, Inc.
TO ASK FOR OFFERS TO BUY, THE SECURITIES  OFFERED BY THIS                           logo omitted]
PROSPECTUS,  OR  IF  YOU  ARE  A  PERSON  TO  WHOM  IT IS
UNLAWFUL  TO  DIRECT  SUCH  ACTIVITIES,  THEN  THE  OFFER
PRESENTED  BY THIS  PROSPECTUS  DOES NOT  EXTEND  TO YOU.
THIS  PROSPECTUS  SPEAKS ONLY AS OF ITS DATE EXCEPT WHERE
IT INDICATES THAT ANOTHER DATE APPLIES.

                    TABLE OF CONTENTS
                                                     PAGE
Summary.................................................1
Risk Factors............................................6                           Common Stock
Caution About Forward Looking Statements...............10
The Rights Offering....................................11
Use of Proceeds........................................11
Capitalization.........................................12                         __________________
Market for Common Stock ...............................12
Dividends..............................................13                             Prospectus
Selected Consolidated Financial Data...................14                         __________________
Management's Discussion and Analysis...................15
Business...............................................29
Management.............................................33
Share Ownership of Management and                                                      MCKINNON
   Five Percent Beneficial Owners......................38                          & COMPANY, INC.
Supervision and Regulation.............................38
Description of Our Capital Stock.......................43                         ___________, 2005
Underwriting...........................................46
Legal Matters..........................................47
Experts................................................47
Where You Can Find Additional Information
   About CommerceFirst Bancorp and
   Documents Incorporated by Reference.................47
Index to Consolidated Financial Statements............F-1


==========================================================      =======================================================

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by CommerceFirst Bancorp in connection with the Offering described in this Registration Statement are as follows:

       Registration Fee.................................................$ 1,306
       *Blue Sky Filing Fees and Expenses (Including counsel fees)......$20,000
       NASD Corporate Finance Fee........................................$2,110
       *Legal Fees......................................................$82,000
       *Printing, Engraving and Edgar...................................$25,000
       *Accounting Fees and Expenses....................................$25,000
       *Other Expenses..................................................$19,584
                                                                        -------

                         *Total........................................$175,000
                                                                       ========
       ---------
       * Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of CommerceFirst Bancorp provide that CommerceFirst Bancorp may indemnify officers, directors, employees and agents of CommerceFirst Bancorp to the fullest extent permitted by the Maryland law (the "Maryland law"). Pursuant to the Maryland law, CommerceFirst Bancorp generally has the power to indemnify its present and former directors, officers, agents and employees, or persons serving as such in another entity at CommerceFirst Bancorp's request, against expenses (including attorneys' fees) and liabilities incurred by them in any action, suit, or proceeding to which they are, or are threatened to be made, a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of CommerceFirst Bancorp , or in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. In respect of suits by or in the right of CommerceFirst Bancorp, the indemnification is generally limited to expenses (including attorneys' fees) and is not available in respect of any claim where such person is adjudged liable to CommerceFirst Bancorp, unless the court determines that indemnification is appropriate. To the extent such person is successful in the defense of any suit, action or proceeding, indemnification against expenses (including attorneys' fees) is mandatory. CommerceFirst Bancorp has the power to purchase and maintain insurance for such persons and indemnification. The indemnification provided by the Maryland law is not exclusive of other rights to indemnification which any person may otherwise be entitled under any bylaw, agreement, shareholder or disinterested director vote, or otherwise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

         (a)      LIST OF EXHIBITS

         Number              Description
         ------              -----------
         1          Form of Underwriting Agreement  - To be filed by amendment
         3(a)       Certificate of Incorporation of CommerceFirst Bancorp,
                     as amended (1)
         3(b)       Bylaws of CommerceFirst Bancorp (1)
         5          Opinion of Kennedy & Baris, L.L.P.
         10(a)      Employment Agreement between Richard J. Morgan and
                     CommerceFirst Bancorp (2)
         10(b)      Employment Agreement between Lamont Thomas and
                     CommerceFirst Bancorp (3)
         10(c)      2004 Non-Incentive Stock Option Plan (4)
         21         Subsidiaries of the Registrant

         The sole subsidiary of the Registrant is CommerceFirst Bank, a Maryland chartered commercial bank.

         Number              Description
         ------              -----------

         23(a)      Consent of Trice Geary & Myers, LLC, Independent Auditors
         23(b)      Consent of Kennedy & Baris, L.L.P. (included in Exhibit 5)
         23(c)      Consent of Williams Mullen
         99(a)      Amended and Restated Organizers Agreement (5)

-----------------------------
(1) Incorporated by reference to exhibit of the same number filed with CommerceFirst Bancorp's Registration Statement on Form SB-2, as amended, (File No. 333-91817)
(2) Incorporated by reference to exhibit 10(b) to CommerceFirst Bancorp's to Registration Statement on Form SB-2, as amended) (File No. 333-91817)
(3) Incorporated by reference to exhibits 10(c) to CommerceFirst Bancorp's to Registration Statement on Form SB-2, as amended) (File No. 333-91817)
(4) Incorporated by reference to Exhibit 4 to CommerceFirst Bancorp's to Registration Statement on Form S-8 (File No. 333-119988)
(5) Incorporated by reference to Exhibit 4 to CommerceFirst Bancorp's to Registration Statement on Form S-8 (File No. 333-109138)

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Annapolis, Maryland on December 17, 2004.

                                           COMMERCEFIRST BANCORP, INC.



                                           By: /s/ Richard J. Morgan
                                               -----------------------------
                                                Richard J. Morgan, President

         In accordance with the requirements of the Securities Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



  NAME                                POSITION                                   DATE


 /s/ Milton D. Jernigan II         Chairman of the Board of Directors      December 17, 2004
---------------------------
Milton D. Jernigan II


 /s/ Alvin R. Maier                Vice Chairman of the Board              December 17, 2004
---------------------------        of Directors, Treasurer
Alvin R. Maier


 /s/ Richard J. Morgan             Director, President and                 December 17, 2004
---------------------------        Chief Executive Officer
Richard J. Morgan                  (Principal Executive
                                   Officer)

 /s/ Lamont Thomas                 Director, Executive Vice                December 17, 2004
---------------------------        President, Chief Operating
Lamont Thomas                      and Financial Officer
                                   (Principal Accounting and
                                   Financial Officer)

/s/ John J. Barron                 Director                                December 17, 2004
---------------------------
John J. Barron


 /s/ Edward B. Howlin, Jr.         Director                                December 17, 2004
---------------------------
Edward B. Howlin, Jr.


/s/ Charles L. Hurtt, Jr., CPA     Director                                December 17, 2004
-------------------------------
Charles L. Hurtt, Jr., CPA


/s/ Robert R. Mitchell             Director                                December 17, 2004
Robert R. Mitchell


/s/ John A. Richardson, Sr.        Director                                December 17, 2004
--------------------------------
John A. Richardson, Sr.